Filed Pursuant to Rule 424(b)(3)

Registration Statement File No. 333-164232

PROSPECTUS SUPPLEMENT

(To the Prospectus dated June 15, 2011)

GRAYMARK HEALTHCARE, INC.

6,000,000 Shares of Common Stock

Warrants to Purchase up to 6,000,000 Shares of Common Stock

This prospectus supplement supplements the information contained in the Prospectus dated June 15, 2011 (the “Prospectus”). This prospectus supplement is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

This prospectus supplement contains our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 as filed with the Securities and Exchange Commission on August 14, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 15, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-34171

GRAYMARK HEALTHCARE, INC.

(Exact name of registrant as specified in its charter)

OKLAHOMA	20-0180812
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

204 N. Robinson Avenue, Ste. 400

Oklahoma City, Oklahoma 73102

(Address of principal executive offices)

(405) 601-5300

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    ☐  Yes    ☒  No

As of August 14, 2012, 15,155,634 shares of the registrant’s common stock, $0.0001 par value, were outstanding.

GRAYMARK HEALTHCARE, INC.

FORM 10-Q

For the Quarter Ended June 30, 2012

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements under the captions “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Item 1A. Risk Factors,” and elsewhere in this report constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates,” “believes,” “expects,” “may,” “will,” or “should” or other variations thereon, or by discussions of strategies that involve risks and uncertainties. Our actual results or industry results may be materially different from any future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include general economic and business conditions; our ability to implement our business strategies; competition; availability of key personnel; increasing operating costs; unsuccessful promotional efforts; changes in brand awareness; acceptance of new product offerings; and adoption of, changes in, or the failure to comply with, and government regulations.

Throughout this report the first personal plural pronoun in the nominative case form “we” and its objective case form “us”, its possessive and the intensive case forms “our” and “ourselves” and its reflexive form “ourselves” refer collectively to Graymark Healthcare, Inc. and its subsidiaries and “Sleep Management Solutions,” or “SMS,” refers to our sleep centers and related service and supply business.

i

PART I. FINANCIAL INFORMATION

Item 1. Graymark Healthcare, Inc. Consolidated Condensed Financial Statements.

The consolidated condensed financial statements included in this report have been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission. The Consolidated Condensed Balance Sheets as of June 30, 2012 and December 31, 2011, the Consolidated Condensed Statements of Operations for the three month and six month periods ended June 30, 2012 and 2011, and the Consolidated Condensed Statements of Cash Flows for the six months ended June 30, 2012 and 2011, have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to those rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading. It is suggested that these consolidated condensed financial statements be read in conjunction with the financial statements and the related notes thereto included in our latest annual report on Form 10-K.

The consolidated condensed statements for the unaudited interim periods presented include all adjustments, consisting of normal recurring adjustments, necessary to present a fair statement of the results for such interim periods. The results for any interim period may not be comparable to the same interim period in the previous year or necessarily indicative of earnings for the full year.

GRAYMARK HEALTHCARE, INC.

Consolidated Condensed Balance Sheets

(Unaudited)

	June 30, 2012	December 31, 2011
ASSETS
Cash and cash equivalents	$1,071,733	$4,915,032
Accounts receivable, net of allowances for contractual adjustments and doubtful accounts of $3,124,247 and $3,100,612, respectively	3,350,177	3,095,447
Inventories	401,381	427,039
Current assets from discontinued operations	27,778	1,059,023
Other current assets	493,013	274,049

Total current assets	5,344,082	9,770,590

Property and equipment, net	3,382,679	2,935,992
Intangible assets, net	1,131,699	1,214,633
Goodwill	10,688,571	13,729,571
Other assets from discontinued operations	—	54,255
Other assets	271,035	280,289

Total assets	$20,818,066	$27,985,330

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Liabilities:
Accounts payable	$1,401,875	$782,367
Accrued liabilities	2,800,261	2,262,096
Current portion of long-term debt	18,254,154	2,071,597
Current liabilities from discontinued operations	395,627	723,274

Total current liabilities	22,851,917	5,839,334

Long-term debt, net of current portion	213,614	17,203,691
Other liabilities	117,282	117,282

Total liabilities	23,182,813	23,160,307

Equity:
Graymark Healthcare shareholders’ equity (deficit):
Preferred stock $0.0001 par value, 10,000,000 authorized; no shares issued and outstanding	—	—
Common stock $0.0001 par value, 500,000,000 shares authorized; 15,155,634 and 15,070,634 issued and outstanding, respectively	1,516	1,507
Paid-in capital	40,182,696	40,080,923
Accumulated deficit	(42,305,503)	(35,113,386)

Total Graymark Healthcare shareholders’ equity (deficit)	(2,121,291)	4,969,044
Noncontrolling interest	(243,456)	(144,021)

Total equity (deficit)	(2,364,747)	4,825,023

Total liabilities and shareholders’ equity (deficit)	$20,818,066	$27,985,330

See Accompanying Notes to Consolidated Condensed Financial Statements

GRAYMARK HEALTHCARE, INC.

Consolidated Condensed Statements of Operations

For the Three Months Ended June 30, 2012 and 2011

(Unaudited)

	2012	2011
Net Revenues:
Services	$3,166,931	$3,143,390
Product sales	1,144,976	1,265,763

	4,311,907	4,409,153

Cost of Services and Sales:
Cost of services	1,373,552	1,292,960
Cost of sales	402,082	388,660

	1,775,634	1,681,620

Gross Margin	2,536,273	2,727,533

Operating Expenses:
Selling, general and administrative	3,788,287	3,133,739
Bad debt expense	354,775	122,980
Impairment of goodwill	3,041,000	—
Depreciation and amortization	335,537	277,534

	7,519,599	3,534,253

Other (Expense):
Interest expense, net	(283,170)	(325,367)
Other expense	—	(7,005)

Net other (expense)	(283,170)	(332,372)

Income (loss) from continuing operations, before taxes	(5,266,496)	(1,139,092)
(Provision) benefit for income taxes	3,498	(3,498)

Income (loss) from continuing operations, net of taxes	(5,262,998)	(1,142,590)
Income (loss) from discontinued operations, net of taxes	(47,810)	542,342

Net income (loss)	(5,310,808)	(600,248)
Less: Net income (loss) attributable to noncontrolling interests	(48,788)	(18,378)

Net income (loss) attributable to Graymark Healthcare	$(5,262,020)	$(581,870)

Earnings per common share (basic and diluted):
Net income (loss) from continuing operations	$(0.34)	$(0.13)
Income (loss) from discontinued operations	—	0.06

Net income (loss) per share	$(0.34)	$(0.07)

Weighted average number of common shares outstanding	15,115,469	8,787,853

Weighted average number of diluted shares outstanding	15,115,469	8,787,853

See Accompanying Notes to Consolidated Condensed Financial Statements

GRAYMARK HEALTHCARE, INC.

Consolidated Condensed Statements of Operations

For the Six Months Ended June 30, 2012 and 2011

(Unaudited)

	2012	2011
Net Revenues:
Services	$6,543,726	$6,100,994
Product sales	2,131,048	2,512,140

	8,674,774	8,613,134

Cost of Services and Sales:
Cost of services	2,736,935	2,515,904
Cost of sales	797,194	797,356

	3,534,129	3,313,260

Gross Margin	5,140,645	5,299,874

Operating Expenses:
Selling, general and administrative	7,472,703	6,722,989
Bad debt expense	652,655	240,828
Impairment of goodwill	3,041,000	—
Depreciation and amortization	607,236	557,474

	11,773,594	7,521,291

Other (Expense):
Interest expense, net	(572,198)	(674,944)
Other expense	—	(9,234)

Net other (expense)	(572,198)	(684,178)

Income (loss) from continuing operations, before taxes	(7,205,147)	(2,905,595)
(Provision) benefit for income taxes	—	(6,996)

Income (loss) from continuing operations, net of taxes	(7,205,147)	(2,912,591)
Income (loss) from discontinued operations, net of taxes	(80,211)	391,373

Net income (loss)	(7,285,358)	(2,521,218)
Less: Net income (loss) attributable to noncontrolling interests	(93,241)	(103,082)

Net income (loss) attributable to Graymark Healthcare	$(7,192,117)	$(2,418,136)

Earnings per common share (basic and diluted):
Net income (loss) from continuing operations	$(0.47)	$(0.35)
Income (loss) from discontinued operations	(0.01)	0.05

Net income (loss) per share	$(0.48)	$(0.30)

Weighted average number of common shares outstanding	15,093,052	8,017,408

Weighted average number of diluted shares outstanding	15,093,052	8,017,408

See Accompanying Notes to Consolidated Condensed Financial Statements

GRAYMARK HEALTHCARE, INC.

Consolidated Condensed Statements of Cash Flows

For the Six Months Ended June 30, 2012 and 2011

(Unaudited)

	2012	2011
Operating activities:
Net income (loss)	$(7,192,117)	$(2,418,136)
Less: Net income (loss) from discontinued operations	(80,211)	391,373

Net income (loss) from continuing operations	(7,111,906)	(2,809,509)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	607,236	557,474
Impairment of goodwill	3,041,000	—
Noncontrolling interests	(93,241)	(103,082)
Stock-based compensation and professional services, net of cashless vesting	101,782	42,812
Bad debt expense	652,655	240,828
Changes in assets and liabilities -
Accounts receivable	(907,385)	(480,773)
Inventories	25,658	16,913
Other assets	(209,710)	(689,074)
Accounts payable	619,508	(320,795)
Accrued liabilities	538,165	(40,067)

Net cash (used in) operating activities from continuing operations	(2,736,238)	(3,585,273)
Net cash provided by operating activities from discontinued operations	677,462	370,846

Net cash (used in) operating activities	(2,058,596)	(3,214,427)

Investing activities:
Purchase of property and equipment	(972,358)	(10,439)
Disposal of property and equipment	1,369	17,889

Net cash provided by (used in) investing activities from continuing operations	(970,989)	7,450
Net cash provided by investing activities from discontinued operations	—	2,500,000

Net cash provided by (used in) investing activities	(970,989)	2,507,450

Financing activities:
Issuance of common stock and warrants	—	8,877,814
Debt proceeds	174,952	1,000,000
Debt payments	(982,472)	(3,211,884)
Distributions to noncontrolling interests	(6,194)	(5,724)

Net cash provided by (used in) financing activities from continuing operations	(813,714)	6,660,206
Net cash provided by financing activities from discontinued operations	—	—

Net cash provided by (used in) financing activities	(813,714)	6,660,206

Net change in cash and cash equivalents	(3,843,299)	5,953,229
Cash and cash equivalents at beginning of period	4,915,032	639,655

Cash and cash equivalents at end of period	$1,071,733	$6,592,884

Cash Paid for Interest and Income Taxes:
Interest expense	$572,154	$696,053

Income taxes, continuing operations	$—	$—

Income taxes, discontinued operations	$—	$—

Noncash Investing and Financing Activities:
Common stock issued as payment for debt	$—	$1,000,000

See Accompanying Notes to Consolidated Condensed Financial Statements

GRAYMARK HEALTHCARE, INC.

Notes to Consolidated Condensed Financial Statements

For the Periods Ended June 30, 2012 and 2011

Note 1 – Nature of Business

Graymark Healthcare, Inc. (the “Company”) is organized in Oklahoma and provides diagnostic sleep testing services and care management solutions for people with chronic sleep disorders. In addition, the Company sells equipment and related supplies and components used to treat sleep disorders. The Company’s products and services are used primarily by patients with obstructive sleep apnea, or OSA. The Company’s sleep centers provide monitored sleep diagnostic testing services to determine sleep disorders in the patients being tested. The majority of the sleep testing is to determine if a patient has OSA. A continuous positive airway pressure, or CPAP, device is the American Academy of Sleep Medicine’s, or AASM’s, preferred method of treatment for obstructive sleep apnea. The Company’s sleep diagnostic facilities also determine the correct pressure settings for patient treatment with positive airway pressure. The Company sells CPAP devices and supplies to patients who have tested positive for sleep apnea and have had their positive airway pressure determined. There are noncontrolling interest holders in some of the Company’s testing facilities, who are typically physicians in the geographical area being served by the diagnostic sleep testing facility.

In May 2011 and December 2010, the Company executed the sale of substantially all of the assets of the Company’s subsidiaries, Nocturna East, Inc. (“East”) and ApothecaryRx, LLC (“ApothecaryRx”), respectively. East operated the Management Services Agreement (“MSA”) under which the Company provided certain services to the sleep centers owned by Independent Medical Practices (“IMA”) including billing and collections, trademark rights, non-clinical sleep center management services, equipment rental fees, general management services, legal support and accounting and bookkeeping services. ApothecaryRx operated 18 retail pharmacy stores selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. As a result of the sale of East and ApothecaryRx, the related assets, liabilities, results of operations and cash flows of East and ApothecaryRx have been classified as discontinued operations in the accompanying consolidated condensed financial statements.

Note 2 – Basis of Presentation

Going Concern and Management’s Plan – As of June 30, 2012, the Company had an accumulated deficit of approximately $42.3 million and reported a net loss of approximately $7.2 million for the six months then ending. In addition, the Company used approximately $2.4 million in cash from operating activities from continuing operations during the six months ending June 30, 2012. In May 2012, the Company entered into a letter of intent to purchase Foundation Surgery Affiliates, LLC and Foundation Surgical Hospital Affiliates, LLC (collectively “Foundation”) for 35 million shares of the Company’s common stock and a warrant for the purchase of 4 million shares of the Company’s common stock at an exercise price of $1.50. Management believes that the acquisition of Foundation will result in the Company being profitable on a prospective basis. The definitive agreement for the purchase of Foundation was signed on August 13, 2012, but there is no assurance that the Foundation acquisition will be closed. Management also plans on raising capital or issuing additional debt in the near term to meet the Company’s immediate cash needs. Historically, management has been able to raise the capital necessary to fund the operation and growth of the Company, but there is no assurance that the Company will be successful in raising the necessary capital to fund the Company’s operations.

As noted in Note 6 – Borrowings, during the three months ended June 30, 2012, the Company did not maintain the minimum cash balance required under the Company’s loan agreement with Arvest Bank. In addition, the Company did not make the required principal and interest prepayment due to Arvest Bank on June 30, 2012.

The Company has requested Arvest Bank to waive these violations. Arvest Bank is considering the waiver of these violations in conjunction with its review of the contemplated Foundation acquisition. Furthermore, the Company is not currently in compliance with the minimum bid price requirement for continued listing on The NASDAQ Capital Market. Under a notice received from NASDAQ, the Company had until June 18, 2012, to regain compliance. The Company received a notice of delisting on June 19, 2012. The Company filed an appeal and went before a hearing with NASDAQ on July 26, 2012. If the Company is delisted from NASDAQ, that will be an event of default under the Company’s loan agreement with Arvest Bank. Historically, the Company has been successful in obtaining default waivers from Arvest Bank, but there is no assurance that Arvest Bank will waive any future defaults. Given that the Company is not in compliance with certain covenants under the loan agreement with Arvest Bank, the associated debt has been classified as current on the accompanying consolidated condensed balance sheets.

These uncertainties raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated condensed financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Reverse Stock Split – On June 3, 2011, the Company executed a reverse stock split of the Company’s common stock in a ratio of 1-for-4. The effect of the reverse split reduced the Company’s outstanding common stock shares from 34,126,022 to 8,531,506 shares as of the date of the reverse split. The accompanying condensed consolidated financial statements give effect to the reverse split as of the first date presented.

Note 3 – Summary of Significant Accounting Policies

For a complete list of the Company’s significant accounting policies, please see the Company’s Annual Report on Form 10-K for the year ending December 31, 2011.

Interim Financial Information – The unaudited consolidated condensed financial statements included herein have been prepared in accordance with generally accepted accounting principles for interim financial statements and in accordance with Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month and six month periods ended June 30, 2012 are not necessarily indicative of results that may be expected for the year ended December 31, 2012. The consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2011. The December 31, 2011 consolidated condensed balance sheet was derived from audited financial statements.

Reclassifications – Certain amounts presented in prior years have been reclassified to conform to the current year’s presentation.

Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its wholly owned, majority owned and controlled subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition – Sleep center services and product sales are recognized in the period in which services and related products are provided to customers and are recorded at net realizable amounts estimated to be paid by customers and third-party payers. Insurance benefits are assigned to the Company and, accordingly, the Company bills on behalf of its customers. For its sleep diagnostic business, the Company estimates the net realizable amount based primarily on the contracted rates stated in the contracts the Company has with various payors. The Company has used this method to determine the net revenue for the business acquired from

somniCare, Inc. and somniTech, Inc. (“Somni”) since the date of the acquisition in 2009 and for the Company’s remaining sleep diagnostic business since the fourth quarter of 2010. The Company does not anticipate any future changes to this process. In the Company’s historic sleep therapy business, the business has been predominantly out-of-network and as a result, the Company has not had contract rates to use for determining net revenue for a majority of its payors. For this portion of the business, the Company performs a quarterly analysis of actual reimbursement from each third party payor for the most recent 12-months. In the analysis, the Company calculates the percentage actually paid by each third party payor of the amount billed to determine the applicable amount of net revenue for each payor. The key assumption in this process is that actual reimbursement history is a reasonable predictor of the future reimbursement for each payor at each facility. The Company expects to transition its historic sleep therapy business to the same process currently used for its sleep diagnostic business by the end of 2012. This change in process and assumptions for the Company’s historic sleep therapy business is not expected to have a material impact on future operating results.

For certain sleep therapy and other equipment sales, reimbursement from third-party payers occur over a period of time, typically 10 to 13 months. The Company recognizes revenue on these sales as payments are earned over the payment period stipulated by the third-party payor.

The Company has established an allowance to account for contractual adjustments that result from differences between the amount billed and the expected realizable amount. Actual adjustments that result from differences between the payment amount received and the expected realizable amount are recorded against the allowance for contractual adjustments and are typically identified and ultimately recorded at the point of cash application or when otherwise determined pursuant to the Company’s collection procedures. Revenues in the accompanying consolidated financial statements are reported net of such adjustments.

Due to the nature of the healthcare industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values at the time products or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available, which could have a material impact on the Company’s operating results and cash flows in subsequent periods. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payers may result in adjustments to amounts originally recorded.

The patient and their third party insurance provider typically share in the payment for the Company’s products and services. The amount patients are responsible for includes co-payments, deductibles, and amounts not covered due to the provider being out-of-network. Due to uncertainties surrounding deductible levels and the number of out-of-network patients, the Company is not certain of the full amount of patient responsibility at the time of service. The Company estimates amounts due from patients prior to service and attempts to collect those amounts prior to service. Remaining amounts due from patients are then billed following completion of service.

Cost of Services and Sales – Cost of services includes technician labor required to perform sleep diagnostics, fees associated with interpreting the results of the sleep study and disposable supplies used in providing sleep diagnostics. Cost of sales includes the acquisition cost of sleep therapy products sold. Costs of services are recorded in the time period the related service is provided. Cost of sales is recorded in the same time period that the related revenue is recognized. If the revenue from the sale is recognized over a specified period, the product cost associated with that sale is recognized over that same period. If the revenue from a product sale is recognized in one period, the cost of sale is recorded in the period the product was sold.

Restricted cash – As of June 30, 2012 and December 31, 2011, the Company had long-term restricted cash of approximately $236,000 included in other assets in the accompanying condensed consolidated balance sheets. This amount is pledged as collateral to the Company’s senior bank debt and bank line of credit.

Accounts receivable – The majority of the Company’s accounts receivable is due from private insurance carriers, Medicare/Medicaid and other third-party payors, as well as from patients relating to deductible and coinsurance provisions of their health insurance policies.

Third-party reimbursement is a complicated process that involves submission of claims to multiple payers, each having its own claims requirements. Adding to this complexity, a significant portion of the Company’s historic therapy business has been out-of-network with several payors, which means the Company does not have defined contracted reimbursement rates with these payors. For this reason, the Company’s systems report this revenue at a higher gross billed amount, which the Company adjusts to an expected net amount based on historic payments. The Company expects to migrate its historical therapy business to the same process used in the sleep diagnostic business in by the end of 2012. As the Company continues to move more of its business to in-network contracting, the level of reserve related to contractual allowances is expected to decrease. In some cases, the ultimate collection of accounts receivable subsequent to the service dates may not be known for several months. As these accounts age, the risk of collection increases and the resulting reserves for bad debt expense reflect this longer payment cycle. The Company has established an allowance to account for contractual adjustments that result from differences between the amounts billed to customers and third-party payers and the expected realizable amounts. The percentage and amounts used to record the allowance for doubtful accounts are supported by various methods including current and historical cash collections, contractual adjustments, and aging of accounts receivable.

The Company offers payment plans to patients for amounts due from them for the sales and services the Company provides. For patients with a balance of $500 or less, the Company allows a maximum of three months for the patient to pay the amount due. For patients with a balance over $500, the Company allows a maximum of six months to pay the full amount due. The minimum monthly payment amount for both plans is calculated based on the down payment and the remaining balance divided by three or six months, respectively.

Accounts are written-off as bad debt using a specific identification method. For amounts due from patients, the Company utilizes a collections process that includes distributing monthly account statements. For patients that are not on a payment plan, collection efforts including collection letters and collection calls begin at 60 days from the initial statement. If the patient is on a payment program, these efforts begin within 30 days of the patient failing to make a planned payment. For diagnostic patients, the Company submits patient receivables to an outside collection agency if the patient has failed to pay 120 days following service or, if the patient is on a payment plan, they have failed to make two consecutive payments. For therapy patients, patient receivables are submitted to an outside collection agency if payment has not been received between 180 and 240 days following service depending on the service provided and circumstances of the receivable or, if the patient is on a payment plan, they have failed to make two consecutive payments. It is the Company’s policy to write-off as bad debt all patient receivables at the time they are submitted to an outside collection agency. If funds are recovered by a collection agency, the amounts previously written-off are accounted for as a recovery of bad debt. For amounts due from third party payors, it is the Company’s policy to write-off an account receivable to bad debt based on the specific circumstances related to that claim resulting in a determination that there is no further recourse for collection of a denied claim from the denying payor.

For the six months ended June 30, 2012 and 2011, the amounts the Company collected in excess of (less than) the recorded contractual allowances were approximately $73,000 and $117,000, respectively. These amounts reflect the amount of actual cash received in excess of the original contractual amount recorded at the time of service.

Accounts receivable are reported net of allowances for contractual adjustments and doubtful accounts as follows:

	June 30, 2012	December 31, 2011
Allowance for contractual adjustments	$1,679,275	$1,563,324
Allowance for doubtful accounts	1,444,972	1,537,288

Total	$3,124,247	$3,100,612

The activity in the allowances for contractual adjustments and doubtful accounts for the three months ending June 30, 2012 follows:

	Contractual Adjustments	Doubtful Accounts	Total
Balance at December 31, 2011	$1,563,324	$1,537,288	$3,100,612
Provisions	1,198,785	652,655	1,851,440
Write-offs, net of recoveries	(1,082,834)	(744,971)	(1,827,805)

Balance at June 30, 2012	$1,679,275	$1,444,972	$3,124,247

The aging of the Company’s accounts receivable, net of allowances for contractual adjustments and doubtful accounts as of June 30, 2012 and December 31, 2011 follows:

	June 30, 2012	December 31, 2011
1 to 60 days	$1,918,745	$1,902,197
61 to 90 days	388,232	357,775
91 to 120 days	308,298	268,436
121 to 180 days	341,840	260,134
181 to 360 days	393,062	306,905
Greater than 360 days	—	—

Total	$3,350,177	$3,095,447

In addition to the aging of accounts receivable shown above, management relies on other factors to determine the collectability of accounts including the status of claims submitted to third party payors, reason codes for declined claims and an assessment of the Company’s ability to address the issue and resubmit the claim and whether a patient is on a payment plan and making payments consistent with that plan.

Included in accounts receivable are earned but unbilled receivables of approximately $355,000 and $205,000 as of June 30, 2012 and December 31, 2011, respectively. Unbilled accounts receivable represent charges for services delivered to customers for which invoices have not yet been generated by the billing system. Prior to the delivery of services or equipment and supplies to customers, the Company performs certain certification and approval procedures to ensure collection is reasonably assured and that unbilled accounts receivable is recorded at net amounts expected to be paid by customers and third-party payers. Billing delays can occur due to delays in obtaining certain required payer-specific documentation from internal and external sources, interim transactions occurring between cycle billing dates established for each customer within the billing system and new sleep centers awaiting assignment of new provider enrollment identification numbers. In the event that a third-party payer does not accept the claim for payment, the customer is ultimately responsible.

Goodwill and Intangible Assets – Goodwill is the excess of the purchase price paid over the fair value of the net assets of the acquired business. Goodwill and other indefinitely-lived intangible assets are not amortized, but are subject to annual impairment reviews during the fourth quarter, or more frequent reviews if events or circumstances indicate there may be an impairment of goodwill.

Intangible assets other than goodwill which include customer relationships, customer files, covenants not to compete, trademarks and payor contracts are amortized over their estimated useful lives using the straight line method. The remaining lives range from three to fifteen years. The Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.

Earnings (loss) per share – Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted during the period. Dilutive securities having an anti-dilutive effect on diluted earnings (loss) per share are excluded from the calculation.

Recently Adopted and Recently Issued Accounting Guidance

Adopted Guidance

In July 2011, the FASB issued “Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities” (ASU 2011-07), which requires certain healthcare organizations that perform services for patients for which the ultimate collection of all or a portion of the amounts billed or billable cannot be determined at the time services are rendered to present all bad debt expense associated with patient service revenue as an offset to the patient service revenue line item in the statement of operations. The ASU also requires qualitative disclosures about the Company’s policy for recognizing revenue and bad debt expense for patient service transactions and quantitative information about the effects of changes in the assessment of collectability of patient service revenue. This ASU is effective for fiscal years beginning after December 15, 2011, and was adopted by the Company on January 1, 2012. This ASU applies to health care entities that recognize significant amounts of patient service revenue at the time services are rendered even though it has not assessed the patient’s ability to pay. The Company evaluates the collectability of payments at the time of service for substantially all of its business and as a result, the Company has determined that the reporting provisions in the ASU do not apply to the Company.

In September 2011, the FASB issued changes to the testing of goodwill for impairment. These changes provide an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the fair value of a reporting unit is less than its carrying amount. Such qualitative factors may include the following: macroeconomic conditions; industry and market considerations; cost factors; overall financial performance; and other relevant entity-specific events. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, go directly to the two-step quantitative impairment test. These changes became effective for the Company for any goodwill impairment test performed on January 1, 2012 or later. The adoption of these changes did not have a material impact on the Company’s consolidated financial statements.

Note 4 – Discontinued Operations

On May 10, 2011, the Company executed an Asset Purchase Agreement (“Agreement”) with Daniel I. Rifkin, M.D., P.C. pursuant to which we sold substantially all of the assets of the Company’s subsidiary, Nocturna East, Inc. (“East”) for $2,500,000. In conjunction with the sale of East assets, the Management Services Agreement (“MSA”) under which the Company provided certain services to the sleep centers owned by Independent Medical Practices (“IMA”) including billing and collections, trademark rights, non-clinical sleep center management services, equipment rental fees, general management services, legal support and accounting and bookkeeping services was terminated. The Company’s decision to sell the assets of East was primarily based on management’s determination that the operations of East no longer fit into the Company’s strategic plan of providing a full continuum of care to patients due to significant regulatory barriers that limit the Company’s ability to sell CPAP devices and other supplies at the East locations. As a result of the sale of East, the related assets, liabilities, results of operations and cash flows of East have been classified as discontinued operations in the accompanying consolidated financial statements.

On September 1, 2010, the Company executed an Asset Purchase Agreement, which was subsequently amended on October 29, 2010, (as amended, the “Agreement”) pursuant to which we sold substantially all of the assets of the Company’s subsidiary, ApothecaryRx (the “ApothecaryRx Sale”). ApothecaryRx operated 18 retail pharmacy stores selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. The final closing of the sale of ApothecaryRx assets occurred in December 2010. As a result of the sale of ApothecaryRx, the related assets, liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations in the accompanying consolidated financial statements.

Under the Agreement, the consideration for the ApothecaryRx assets sold and liabilities assumed was

$25,500,000 plus up to $7,000,000 for inventory (“Inventory Amount”), but less any payments remaining under goodwill protection agreements and any amounts due under promissory notes which are assumed by buyer (the “Purchase Price”). For purposes of determining the Inventory Amount, the parties agreed to hire an independent valuator to perform a review and valuation of inventory being purchased from each pharmacy location; the independent valuator valued the Inventory Amount at approximately $3.8 million. The resulting total Purchase Price was $29.3 million. Of the Purchase Price, $2,000,000 was deposited in an escrow fund (the “Indemnity Escrow Fund”) pursuant to the terms of an indemnity escrow agreement. All proceeds from the sale of ApothecaryRx were deposited in a restricted account at Arvest Bank. Of the proceeds, $22,000,000 was used to reduce outstanding obligations under the Company’s credit facility with Arvest Bank.

In December 2011 (the 12-month anniversary of the final closing date of the sale of ApothecaryRx), 50% of the remaining funds held in the Indemnity Escrow Fund were released, without deduction for any pending claims for indemnification. All remaining funds held in the Indemnity Escrow Fund were released in June 2012 (the 18-month anniversary of the final closing date of the sale), without deduction for any pending claims for indemnification.

The operating results of East, ApothecaryRx and the Company’s other discontinued operations (discontinued internet sales division and discontinued film operations) for the six months ended June 30, 2012 and 2011 are summarized below:

	2012	2011
Revenues:
East	$—	$566,874
ApothecaryRx	—	(134,708)
Other	—	(1,184)

Total revenues	$—	$430,982

Income (loss) from discontinued operations, before taxes:
East	$—	$28,652
ApothecaryRx	(45,762)	(363,314)
Other	(34,449)	(8,689)
Gain recorded on sale of East	—	734,724
Income tax (provision)	—	—

Income (loss) from discontinued operations	$(80,211)	$391,373

The balance sheet items for the Company’s discontinued operations as of June 30, 2012 and December 31, 2011 are summarized below:

	June 30, 2012	December 31, 2011
Cash and cash equivalents	$4,073	$1,099
Inventories	—	34,219
Indemnity Escrow Fund	—	1,000,000
Other current assets	23,705	23,705

Total current assets	27,778	1,059,023

Fixed assets, net	—	54,255

Total noncurrent assets	—	54,255

Total assets	$27,778	$1,113,278

Payables and accrued liabilities	$395,627	$723,274

Note 5 – Goodwill and Other Intangibles

Changes in the carrying amount of goodwill as of June 30, 2012 and December 31, 2011 were as follows:

	Gross Amount	Accumulated Impairment Losses	Net Carrying Value
December 31, 2011	$21,238,512	$(7,508,941)	$13,729,571
Impairment charge	—	(3,041,000)	(3,041,000)

June 30, 2012	$21,238,512	$(10,549,941)	$10,688,571

Goodwill and intangible assets with indefinite lives must be tested for impairment at least once a year. Carrying values are compared with fair values, and when the carrying value exceeds the fair value, the carrying value of the impaired asset is reduced to its fair value. The Company tests goodwill for impairment on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. The Company generally determines the fair value of its reporting units using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill.

Based on the Company’s current sleep study trends and forecasted cash flows at each business unit, management determined that impairment indicators existed during the second quarter of 2012. Based on assumptions similar to those that market participants would make in valuing the Company’s business units, the Company determined that the carrying value of goodwill related to the Company’s sleep centers exceeded their fair value. Accordingly, in June 2012, the Company recorded a noncash impairment charge on goodwill of $3.0 million.

The carrying amount of intangible assets as of June 30, 2012 and December 31, 2011 follows:

	June 30, 2012	December 31, 2011
Gross amount	$2,135,000	$2,135,000
Accumulated impairment losses	(365,945)	(365,945)

Carrying value	$1,769,055	$1,769,055

Intangible assets as of June 30, 2012 and December 31, 2011 include the following:

	Useful Life (Years)	June 30, 2012			December 31, 2011 Net
		Carrying Value	Accumulated Amortization	Net
Customer relationships	8 – 15	$1,139,333	$(364,516)	$774,817	$819,699
Covenants not to compete	3 – 15	210,111	(165,723)	44,388	65,055
Trademark	10 – 15	229,611	(71,228)	158,383	169,434
Payor contracts	15	190,000	(35,889)	154,111	160,445

Total		$1,769,055	$(637,356)	$1,131,699	$1,214,633

Amortization expense for the three months ended June 30, 2012 and 2011 was approximately $43,000 and $37,000 respectively. Amortization expense for the six months ended June 30, 2012 and 2011 was approximately $83,000 and $74,000, respectively. Amortization expense for the next five years related to these intangible assets is expected to be as follows:

Twelve months ended June 30,
2013	$143,844
2014	139,734
2015	131,400
2016	116,544
2017	114,267

Note 6 – Borrowings

The Company’s long-term debt as of June 30, 2012 and December 31, 2011 are as follows:

	Rate (1)	Maturity Date	June 30, 2012	December 31, 2011
Bank line of credit	6%	Jun. 2014 – Aug. 2015	$13,579,994	$14,114,145
Senior bank debt	6%	May 2014	4,408,995	4,708,984
Notes payable on equipment	6%	Dec. 2013	207,396	282,872
Sleep center notes payable	6%	Jan. 2015	70,348	90,247
Seller financing	7.65%	Sept. 2012	13,676	40,317
Notes payable on vehicles	2.9 – 3.9%	Nov. 2012 – Dec. 2013	26,510	38,723
Equipment capital lease	10.65%	Feb. 2015	160,849	—

Total borrowings			18,467,768	19,275,288
Less: Current portion of long-term debt			(18,254,154)	(2,071,597)

Long-term debt			$213,614	$17,203,691

(1)	Effective rate as of June 30, 2012

At June 30, 2012, future maturities of long-term debt were as follows:

Twelve months ended June 30,
2013	$18,254,154
2014	162,765
2015	50,840
2016	—
2017	—
Thereafter	—

In May 2008 and as amended in May 2009, July 2010, December 2010 and April 2012, the Company entered into a loan agreement with Arvest Bank consisting of a $30 million term loan (the “Term Loan”) and a $15 million line of credit to be used for future acquisitions (the “Acquisition Line”); collectively referred to as the “Credit Facility.” The Term Loan was used by the Company to consolidate certain prior loans to the Company’s subsidiaries SDC Holdings LLC (“SDC Holdings”) and ApothecaryRx LLC. The Term Loan and the Acquisition Line bear interest at the greater of the prime rate as reported in the Wall Street Journal or the floor rate of 6%. The rate on the Term Loan is adjusted annually on May 21. The rate on the Acquisition Line is adjusted on the anniversary date of each advance or tranche. The Term Loan matures on May 21, 2014 and requires quarterly payments of interest only. Commencing on September 1, 2011, the Company is obligated to make quarterly payments of principal and interest calculated on a seven-year amortization based on the unpaid principal balance on the Term Loan as of June 1, 2011. Each advance or tranche of the Acquisition Line will become due on the sixth anniversary of the first day of the month following the date of the advance or tranche. Each advance or tranche is repaid in quarterly payments of interest only for three years and thereafter, quarterly principal and interest payments based on a seven-year amortization until the balloon payment on the maturity date of the advance or tranche. The Credit Facility is collateralized by substantially all of the Company’s assets and is personally guaranteed by various individual shareholders of the Company. The Company has also agreed to maintain certain financial covenants including a Debt Service Coverage Ratio of not less than 1.25 to 1, as defined.

As of June 30, 2012, the Company’s Debt Service Coverage Ratio was less than 1.25 to 1. Arvest Bank has deferred the Debt Service Coverage Ratio and Minimum Net Worth requirements until March 31, 2013. In April 2012 and as a condition of the amended loan agreement, the Company agreed to the following conditions:

•	The Company paid all principal and interest due on the Arvest Debt through June 30, 2012.

•	The Company will pay on or before June 30, 2012, all principal and interest due on the Arvest Debt through December 31, 2012.

•

Beginning on April 1, 2012, and continuing through June 4, 2012, the Company must have $1.75 million in cash on hand and beginning June 5, 2012 and ending on June 30, 2012, the Company must have $2.5 million in cash prior to making the required principal and interest prepayment due on June 30, 2012.

•

Beginning on September 30, 2012, and on the last day of each quarter thereafter, the Company’s EBITDA must be positive for the immediately prior quarter. EBITDA is defined as net income plus: (i) interest expense, (ii) income tax expense, (iii) depreciation and amortization expense and (iv) non-cash charges including impairment charges and stock compensation.

During the three months ended June 30, 2012, the Company did not maintain the minimum cash balance required under the Company’s loan agreement with Arvest Bank. In addition, the Company did not make the required principal and interest prepayment due to Arvest Bank on June 30, 2012. The Company has requested Arvest Bank to waive these violations. Arvest Bank is considering the waiver of these violations in conjunction with its review of the contemplated Foundation acquisition. Furthermore, the Company is not currently in compliance with the minimum bid price requirement for continued listing on The NASDAQ Capital Market and upon filing this Quarterly Report on Form 10-Q, the Company will be non-compliant with the minimum shareholders’ equity requirement for continued listing on The NASDAQ Capital Market. Under a notice received from NASDAQ, the Company had until June 18, 2012, to regain compliance. The Company received notice of delisting on June 19, 2012. The Company filed an appeal and went before a hearing with NASDAQ on July 26, 2012. If the Company is delisted from NASDAQ, that will be an event of default under the Company’s loan agreement with Arvest Bank. Historically, the Company has been successful in obtaining default waivers from Arvest Bank, but there is no assurance that Arvest Bank will waive any future defaults. Given that the Company is not in compliance with certain covenants under the loan agreement with Arvest Bank, the associated debt has been classified as current on the accompanying consolidated condensed balance sheets.

Note 7 – Commitments and Contingencies

Legal Issues: The Company is exposed to asserted and unasserted legal claims encountered in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the operating results or the financial position of the Company. During the six months ended June 30, 2012 and 2011, the Company did not incur any material costs or settlement expenses related to its ongoing asserted and unasserted legal claims.

Note 8 – Fair Value Measurements

Recurring Fair Value Measurements: The carrying value of the Company’s financial assets and financial liabilities is their cost, which may differ from fair value. The carrying value of cash held as demand deposits, money market and certificates of deposit, accounts receivable, short-term borrowings, accounts payable and accrued liabilities approximated their fair value. Due to the factors detailed in Note 6 – Borrowings, the fair value of the Company’s long-term debt, including the current portion, is less than its carrying value.

Note 9 – Related Party Transactions

As of June 30, 2012 and December 31, 2011, the Company had $0.5 million and $4.3 million, respectively, on deposit at Valliance Bank. Valliance Bank is controlled by Mr. Roy T. Oliver, one of our greater than 5% shareholders and affiliates. In addition, the Company is obligated to Valliance Bank under certain sleep center capital notes totaling approximately $70,000 and $84,000 at June 30, 2012 and December 31, 2011, respectively. The interest rates on the notes are fixed at 6.0%. Non-controlling interests in Valliance Bank are held by Mr. Stanton Nelson, the Company’s chief executive officer and Mr. Joseph Harroz, Jr., a director of the Company. Mr. Nelson and Mr. Harroz also serve as directors of Valliance Bank.

In March 2012, the Company executed a lease agreement with City Place, LLC (“City Place”) for the Company’s new corporate headquarters and offices. Under the lease agreement, the Company pays monthly rent of $17,970 through June 30, 2014; $0.00 from July 1, 2014 to January 31, 2015 and $17,970 from February 1, 2015 to March 31, 2017 plus additional payments for allocable basic expenses of City Place; the lease expires on March 31, 2017. As part of the lease agreement, City Place paid $450,000 to offset a portion of the costs the Company incurred to build-out the office space. Non-controlling interests in City Place are held by Roy T. Oliver, one of the Company’s greater than 5% shareholders and affiliates, and Mr. Stanton Nelson, the Company’s Chief Executive Officer. During the six months ended June 30, 2012, the Company incurred approximately $45,000 in lease expense under the terms of the lease.

The Company’s previous corporate headquarters and offices were occupied under a month to month lease with Oklahoma Tower Realty Investors, LLC, requiring monthly rental payments of approximately $7,000. Mr. Roy T. Oliver, one of our greater than 5% shareholders and affiliates, controls Oklahoma Tower Realty Investors, LLC (“Oklahoma Tower”). During the six months ended June 30, 2012 and 2011, the Company incurred approximately $32,000 and $60,000, respectively, in lease expense under the terms of the lease. Mr. Stanton Nelson, the Company’s chief executive officer, owns a non-controlling interest in Oklahoma Tower Realty Investors, LLC.

Note 10 – Subsequent Events

Management evaluated all activity of the Company and concluded that no material subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements except the following:

On August 13, 2012, we signed a definitive agreement for the purchase of Foundation. Under the definitive agreement, the Company will issue 35 million shares of the Company’s common stock and a warrant for the purchase of 4 million shares of the Company’s common stock at an exercise price of $1.50. Management believes that the acquisition of Foundation will result in the Company being profitable on a prospective basis. Although the definitive agreement has been executed, there is no assurance that the acquisition will be closed.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Graymark Healthcare, Inc. is organized under the laws of the State of Oklahoma and is one of the largest providers of care management solutions to the sleep disorder market based on number of independent sleep care centers and hospital sleep diagnostic programs operated in the United States. We provide a comprehensive diagnosis and care management solutions for patients suffering from sleep disorders.

We provide diagnostic sleep testing services and care management solutions, or SMS, for people with chronic sleep disorders. In addition, we provide therapy services (delivery and set up of CPAP equipment together with training related to the operation and maintenance of CPAP equipment) and the sale of related disposable supplies and components used to maintain the CPAP equipment. Our products and services are used primarily by patients with obstructive sleep apnea, or OSA. Our sleep centers provide monitored sleep diagnostic testing services to determine sleep disorders in the patients being tested. The majority of the sleep testing is to determine if a patient has OSA. A continuous positive airway pressure, or CPAP, device is the American Academy of Sleep Medicine’s, or AASM’s, preferred method of treatment for obstructive sleep apnea. Our sleep diagnostic facilities also determine the correct pressure settings for patient CPAP devices via titration testing. We sell CPAP devices and disposable supplies to patients who have tested positive for sleep apnea and have had their positive airway pressure determined.

As of June 30, 2012, we operated 107 sleep diagnostic and therapy centers in 10 states; 26 of which are located in our facilities with the remaining centers operated under management agreements. There are certain noncontrolling interest holders in some of our testing facilities, who are typically physicians in the geographical area being served by the diagnostic sleep testing facility.

Our sleep management solution is driven by our clinical approach to managing sleep disorders. Our clinical model is led by our staff of medical directors who are board-certified physicians in sleep medicine, who oversee the entire life cycle of a sleep disorder from initial referral through continuing care management. Our approach to managing the care of our patients diagnosed with OSA is a key differentiator for us. We believe our overall patient CPAP usage compliance rate, as articulated by the Medicare Standard of compliance requirements, is approximately 80%, compared to a national compliance rate of approximately 50%. Five key elements support our clinical approach:

•

Referral: Our medical directors, who are board-certified physicians in sleep medicine, have forged strong relationships with referral sources, which include primary care physicians, as well as physicians from a wide variety of other specialties and dentists.

•	Diagnosis: We own and operate sleep testing clinics that diagnose the full range of sleep disorders including OSA, insomnia, narcolepsy and restless legs syndrome.

•	CPAP Device Supply: We sell CPAP devices, which are used to treat OSA.

•	Re-Supply: We offer a re-supply program for our patients and other CPAP users to obtain the required disposable components for their CPAP devices that must be replaced on a regular basis.

•	Care Management: We provide continuing care to our patients led by our medical directors who are board-certified physicians in sleep medicine and their staff.

Our clinical approach increases the long-term compliance of our patients, and enables us to manage a patient’s sleep disorder care throughout the life cycle of the disorder, thereby allowing us to generate a long-term, recurring revenue stream. We generate revenues via three primary sources: providing the diagnostic tests and related studies for sleep disorders through our sleep diagnostic centers, the sale of CPAP devices, and the ongoing re-supply of components of the CPAP device that need to be replaced. In addition, as a part of our ongoing care management program, we monitor the patient’s sleep disorder and as the patient’s medical condition changes, we are paid for additional diagnostic tests and studies.

In addition, we believe that our clinical approach to comprehensive patient care, provides higher quality of care and achieves higher patient compliance. We believe that higher compliance rates are directly correlated to higher revenue generation per patient compared to our competitors through increased utilization of our resupply or PRSP program and a greater likelihood of full reimbursement from federal payors and those commercial carriers who have adopted federal payor standards.

Going Concern and Management’s Plan

As of June 30, 2012, we had an accumulated deficit of approximately $42.3 million and reported a net loss of approximately $7.2 million for the six months then ending. In addition, we used approximately $2.4 million in cash from operating activities from continuing operations during the six months ending June 30, 2012. In May 2012, we entered into a letter of intent to purchase Foundation Surgery Affiliates, LLC and Foundation Surgical Hospital Affiliates, LLC (collectively “Foundation”) for 35 million shares of our common stock and a warrant for the purchase of 4 million shares of the Company’s common stock at an exercise price of $1.50. We believe that the acquisition of Foundation will result us being profitable on a prospective basis. The definitive agreement for the purchase of Foundation was signed on August 13, 2012, but there is no assurance that the Foundation acquisition will be closed. Management also plans on raising capital or issuing additional debt in the near term to meet our immediate cash needs. Historically, management has been able to raise the capital necessary to fund our operations and growth, but there is no assurance that we will be successful in raising the necessary capital to fund our operations.

During the three months ended June 30, 2012, we did not maintain the minimum cash balance required under our loan agreement with Arvest Bank. In addition, we did not make the required principal and interest prepayment due to Arvest Bank on June 30, 2012. We have requested Arvest Bank to waive these violations. Arvest Bank is considering the waiver of these violations in conjunction with its review of the contemplated Foundation acquisition. Furthermore, we are not currently in compliance with the minimum bid price requirement for continued listing on The NASDAQ Capital Market and upon filing this Quarterly Report on Form 10-Q, we are non-compliant with the minimum shareholders’ equity requirement for continued listing on The NASDAQ Capital Market. Under a notice received from NASDAQ, we had until June 18, 2012, to regain compliance. We received a notice of delisting on June 19, 2012. We filed an appeal and went before a hearing with NASDAQ on July 26, 2012. If we are delisted from NASDAQ, that will be an event of default under our loan agreement with Arvest Bank. Historically, we have been successful in obtaining default waivers from Arvest Bank, but there is no assurance that Arvest Bank will waive any future defaults. Given that we are not in compliance with certain covenants under the loan agreement with Arvest Bank, the associated debt has been classified as current on the accompanying consolidated condensed balance sheets.

These uncertainties raise substantial doubt regarding our ability to continue as a going concern. The consolidated condensed financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Discontinued Operations

In May 2011, we executed an Asset Purchase Agreement (“Agreement”) with Daniel I. Rifkin, M.D., P.C. providing for the sale of substantially all of the assets of our subsidiary, Nocturna East, Inc. (“East”) for $2,500,000. In conjunction with the sale of East assets, the Management Services Agreement (“MSA”) under which the Company provided certain services to the sleep centers owned by Independent Medical Practices (“IMA”) including billing and collections, trademark rights, non-clinical sleep center management services, equipment rental fees, general management services, legal support and accounting and bookkeeping services will be terminated. Our decision to sell the assets of East was primarily based on our determination that the operations of East no longer fit into our strategic plan of providing a full continuum of care to patients due to significant regulatory barriers that limit our ability to sell CPAP devices and other supplies at the East locations. As a result of the sale of East, the historical assets, and liabilities, results of operations and cash flows of East have been classified as discontinued operations for financial statement reporting purposes.

On September 1, 2010, we executed an Asset Purchase Agreement, which was subsequently amended on October 29, 2010, (as amended, the “Agreement”) providing for the sale of substantially all of the assets of the Company’s subsidiary, ApothecaryRx to Walgreens. ApothecaryRx operated 18 retail pharmacies selling prescription drugs and a small assortment of general merchandise, including diabetic merchandise, non-prescription drugs, beauty products and cosmetics, seasonal merchandise, greeting cards and convenience foods. The final closing of the sale of ApothecaryRx’s assets occurred in December 2010. As a result of the sale of ApothecaryRx’s assets, the remaining assets, and liabilities, results of operations and cash flows of ApothecaryRx have been classified as discontinued operations for financial statement reporting purposes.

Under the Agreement, the consideration for the ApothecaryRx assets purchased and liabilities assumed is $25,500,000 plus up to $7,000,000 for inventory (“Inventory Amount”), but less any payments remaining under goodwill protection agreements and any amounts due under promissory notes which are assumed by buyer (the “Purchase Price”). For purposes of determining the Inventory Amount, the parties agreed to hire an independent valuator to perform a review and valuation of inventory being purchased from each pharmacy location. We received approximately $24.5 million in net proceeds from the sale of assets of which $2.0 million was deposited into an indemnity escrow account (the “Indemnity Escrow Fund”) as previously agreed pursuant to the terms of an indemnity escrow agreement. These proceeds are net of approximately $1.0 million of security deposits transferred to the buyer and the assumption by the buyer of liabilities associated with goodwill protection agreements and promissory notes. We also received an additional $3.8 million for the sale of inventory to Walgreens at 17 of our pharmacies with the inventory for the remaining pharmacy being sold as part of the litigation settlement. We used $22.0 million of the proceeds to pay-down our senior credit facility.

In December 2011 (the 12-month anniversary of the final closing date of the sale of ApothecaryRx), 50% of the remaining funds held in the Indemnity Escrow Fund ($1.0 million) were released, without deduction for any indemnification claims. All remaining funds held in the Indemnity Escrow Fund ($1.0 million) were released in June 2012 (the 18-month anniversary of the final closing date of the sale), without deduction for any indemnification claims.

Results of Operations

The following table sets forth selected results of our operations for the three and six months ended June 30, 2012 and 2011. The following information was derived and taken from our unaudited financial statements appearing elsewhere in this report.

Comparison of the Three and Six Month Periods Ended June 30, 2012 and 2011

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2012	2011	2012	2011
Net Revenues:
Services	$3,166,931	$3,143,390	$6,543,726	$6,100,994
Product sales	1,144,976	1,265,763	2,131,048	2,512,140

	4,311,907	4,409,153	8,674,774	8,613,134

Cost of services	1,373,552	1,292,960	2,736,935	2,515,904
Cost of sales	402,082	388,660	797,194	797,356
Selling, general and administrative	3,788,287	3,133,739	7,472,703	6,722,989
Bad debt expense	354,775	122,980	652,655	240,828
Impairment of goodwill	3,041,000	—	3,041,000	—
Depreciation and amortization	335,537	277,534	607,236	557,474
Net other expense	283,170	332,372	572,198	684,178

Loss from continuing operations, before taxes	(5,262,998)	(1,139,092)	(7,205,147)	(2,905,595)
Provision for income taxes	3,498	(3,498)	—	(6,996)

Loss from continuing operations, net of taxes	(5,262,998)	(1,142,590)	(7,205,147)	(2,912,591)
Discontinued operations, net of taxes	(47,810)	542,342	(80,211)	391,373

Net loss	(5,310,808)	(600,248)	(7,285,358)	(2,521,218)
Less: Noncontrolling interests	(48,788)	(18,378)	(93,241)	(103,082)

Net loss attributable to Graymark Healthcare	$(5,262,020)	$(581,870)	$(7,192,117)	$(2,418,136)

Discussion of Three Month Periods Ended June 30, 2012 and 2011

Services revenues were flat during the three months ended June 30, 2012 compared with the second quarter of 2011. Our sleep diagnostic services are performed in two environments, our independent diagnostic testing facilities (“IDTF”) and at contracted client locations (“Hospital/Outreach”). For studies performed in our IDTF locations, we generally bill third-party payors for the sleep study. In our hospital and outreach agreements, we are paid a contracted fee per study performed. In our more rural outreach locations, our contracted rates are typically higher due to the additional costs associated with servicing more remote locations. Our urban hospital agreements tend to be at a lower rate due to the reimbursement environment and lower costs to serve. Revenues in both of these environments were flat compared to the second quarter of 2011.

Within our ITDF operations, we saw a slight decline in volumes compared to the second quarter of 2011 driven by a combination of lower volume in our base business (locations open for at least one year) and volume from our Midtown Tulsa location that was transitioned from an IDTF to a hospital based location during the second quarter of 2011, partially offset by volumes from new locations opened during the past year. This decrease in volume was offset by an increase in average rate per sleep study compared to the second quarter of 2011. This is in part due to payor mix in our existing locations as well as the transition in June 2012 of our North Texas facilities to provider based billing agreements which result in higher reimbursement per sleep study in that market.

Within our Hospital/Outreach operations which includes research studies, we saw an increase in volume compared to the second quarter of 2011 driven primarily by the transition of our Tulsa Midtown location to a hospital based location from an IDTF location and growth in our base facilities (facilities open at least one year) volume. Additionally, we saw a slight improvement in our average rate per sleep study in this area, primarily due to the mix of patients among the various hospital facilities. These increases were offset by a decrease in research sleep studies compared to the second quarter of 2011.

Product sales revenues from our sleep therapy business decreased $0.1 million (a 9.5% decrease) during the three months ended June 30, 2012 compared with the second quarter of 2011. The decrease was due to a $0.2 million reduction in revenue from the initial set-up of CPAP devices, partially offset by a $0.1 million increase in revenue from our re-supply business.

The reduction in CPAP set-up revenues was due to a reduction in average revenue per set-up performed which resulted from a combination of a change in the mix of payors and rate reductions from some payors and a slight decrease in set-up volumes compared to the second quarter of 2011. The increase in supply revenue was driven by a $0.2 million increase due to increased volume compared to the second quarter of 2011 offset by $0.1 million decrease due to lower average reimbursement per shipment.

Cost of services increased $0.1 million (a 6.2% increase) during the three months ended June 30, 2012 compared with the second quarter of 2011. The increase in cost of services due to the increase in volume compared to the second quarter of 2011 as well as a slight increase in average cost per sleep study performed.

Cost of services as a percent of service revenue was 43.4% and 41.1% during the three months ended June 30, 2012 and 2011, respectively. The increase in cost of services as a percent of service revenue was primarily due to the shift in our business towards Hospital/Outreach sleep studies. Studies performed at our Hospital/Outreach locations have a lower reimbursement per sleep study compared to our IDTF locations, and as a result, have a higher cost of service as a percentage of revenue. During the second quarter of 2012, 55% of our sleep studies were performed in an IDTF location compared to the second quarter of 2011 when 62% of our sleep studies were performed at an IDTF location. The higher cost of service percentage in Hospital/Outreach locations is more than offset by the significantly lower operating expense associated with these locations, primarily related to the lack of facility costs at these locations.

Cost of sales from our sleep therapy business was flat during the three months ended June 30, 2012 compared with the second quarter of 2011.

Cost of sales as a percent of product sales was 35.1% and 30.7% during the three months ended June 30, 2012 and 2011, respectively. The increase in cost of sales as a percent of product sales was primarily due to the following:

•

Beginning in July 2011, we began providing monthly supply shipments in our Texas, Oklahoma and Nevada markets. These monthly shipments contain fewer products than our quarterly shipments and, while profitable, the monthly shipments have a lower average revenue per shipment than quarterly shipments and a lower margin than CPAP set-ups.

•

During the third quarter of 2011, due to the CPAP prescribing patterns of a few physicians in our Texas and Oklahoma markets, our mix of CPAP equipment shifted to higher cost equipment which caused an increase in the average cost of our CPAP equipment. While we have reduced some of the impact of this shift, we continue to experience higher average CPAP costs in these markets.

•

The mix of therapy business between set-ups and shipments was weighted more towards shipments in the second quarter of 2012 compared to the same quarter of 2011. Re-supply shipments have a lower average margin than CPAP set-ups.

Selling, general and administrative expenses increased $0.7 million (a 20.9% increase) to $3.8 million or 87.9% of revenue from $3.1 million or 71.1% of revenue during the three months ended June 30, 2012, compared with the second quarter of 2011. The increase in selling, general and administrative expenses was primarily due to:

•

an increase in central shared service expense of $0.5 million as we added or centralized infrastructure necessary to support our ongoing growth plans for the balance of 2012 and forward. This growth was primarily in the areas of sales, legal and compliance and human resources as well as the centralization of patient scheduling and benefits verification from field locations to a central office;

•

an increase in corporate overhead expense of $0.4 million, of which $0.1 million is related to the timing of stock compensation for our board members compared to 2011 and $0.3 million is due to non-recurring legal and other expenses related to a potential acquisition;

•

a decrease in facility operating expenses $0.2 million due to a combination of the centralization of patient scheduling and verification as well as reductions in overhead costs due to organizational restructuring of our operations and renegotiated facility costs at some locations.

Bad debt expense increased $0.3 million to $0.4 million or 8.2% of revenue from $0.1 million or 2.8% of revenue during the three months ended June 30, 2012, compared with the second quarter of 2011. Our bad debt expense is driven primarily by the aging of our account receivable balances. In the second quarter of 2012, we saw growth in our aging categories over 180 days compared to the second quarter of 2011 where our reserve rates are highest. Additionally, in some of our new locations, physician diagnostic codes were determined to be ineligible for reimbursement by several payors. While we have now addressed the diagnostic coding issue and do not expect it to continue, we incurred higher bad debt related to these claims during the second quarter of 2012.

Impairment of goodwill – Based on our current sleep study trends and forecasted cash flows at each business unit, we determined that impairment indicators existed during the second quarter of 2012. Based on assumptions similar to those that market participants would make in valuing our business units, we determined that the carrying value of goodwill related to our sleep centers exceeded their fair value. Accordingly, in June 2012, we recorded a noncash impairment charge on goodwill of $3.0 million.

Depreciation and amortization represents the depreciation expense associated with our fixed assets and the amortization attributable to our intangible assets. Depreciation and amortization increased approximately $58,000 (a 20.9% increase) during the three months ended June 30, 2012 compared to the second quarter of 2011. The increase is primarily due to the incremental depreciation of leasehold improvements and sleep equipment for new sleep labs and leasehold improvements at our corporate office location.

Net other expense represents interest expense on borrowings reduced by interest income earned on cash and cash equivalents. Net other expense decreased approximately $49,000 (a 14.8% decrease) during the three months ended June 30, 2012 compared with the second quarter of 2011. The decrease is related to principal reductions made on our borrowings.

Discontinued operations represent the net loss from the operations of East and ApothecaryRx. In May 2011 and December 2010, we completed the sale of substantially all of the assets of East and ApothecaryRx, respectively. As a result, the related assets, liabilities, results of operations and cash flows of East and ApothecaryRx have been classified as discontinued operations. In addition, we have discontinued operations related to our discontinued internet sales division and discontinued film operations.

Noncontrolling interests were allocated approximately $49,000 of net loss during the three months ended June 30, 2012 compared with the second quarter of 2011 when noncontrolling interests were allocated approximately $18,000 of net loss. Noncontrolling interests are the equity ownership interests in our SDC Holdings subsidiaries that are not wholly-owned.

Net income (loss) attributable to Graymark Healthcare. Our operations resulted in a net loss of approximately $5.3 million (122% of approximately $4.3 million in net revenues) during the second quarter of 2012, compared to a net loss of approximately $0.6 million (13% of approximately $4.4 million in net revenues) during the second quarter of 2011.

Discussion of Six Month Periods Ended June 30, 2012 and 2011

Services revenues increased $0.4 million (a 7.3% increase) during the six months ended June 30, 2012 compared with the first six months of 2011. Our sleep diagnostic services are performed in two environments, our independent diagnostic testing facilities (“IDTF”) and at contracted client locations (“Hospital/Outreach”). For studies performed in our IDTF locations, we generally bill third-party payors for the sleep study. In our hospital and outreach agreements, we are paid a contracted fee per study performed. In our more rural outreach locations, our contracted rates are typically higher due to the additional costs associated with servicing more remote locations. Our urban hospital agreements tend to be at a lower rate due to the reimbursement environment and lower costs to serve.

The increase in revenues from sleep diagnostic services during the first six months of 2012 compared to the first six months of 2011 was due to a $0.5 million increase at our Hospital/Outreach locations which was partially offset by a $0.1 million decrease at our clinic locations. Revenue from our IDTF locations was flat during the first half of 2012 compared to the first half of 2011.

The $0.5 million increase in our Hospital/Outreach locations was due to the following:

•

We transitioned our Tulsa Midtown IDTF location to a contracted hospital location in May 2011. As a result for the first six months of 2012, revenue from this location is included in our Hospital/Outreach category. This change accounts for $0.2 million of the Hospital/Outreach revenue increase in the first half of 2012 compared to the same period in 2011.

•

Revenue from new hospital agreements that commenced operations since the first six months of 2011 contributed $0.1 million of the revenue increase in the first six months of 2012 compared to the first six months of 2011.

•

An increase in the number of sleep studies performed in our existing Hospital/Outreach locations in the first six months of 2012 compared to the first six months of 2011 resulted in an increase of $0.2 million in revenue.

At our clinic service locations, patients scheduled office visits with medical staff to determine if a sleep study was necessary. The $0.1 million decline in revenues related to our clinic services was related to the closing of our clinic service locations in Oklahoma during the fourth quarter of 2011.

Product sales revenues from our sleep therapy business decreased $0.4 million (a 15.2% decrease) during the six months ended June 30, 2012 compared with the first six months of 2011. The decrease was due to a $0.5 million reduction in revenue from the initial set-up of CPAP devices, partially offset by a $0.1 million increase in revenue from our re-supply business.

The reduction in CPAP set-up revenues was due to a reduction in average revenue per set-up performed of $0.2 million due to a combination of a change in the mix of payors and rate reductions from some payors and a decrease in set-up volumes of $0.3 million compared to the first six months of 2011. The increase in supply revenue was driven by a $0.3 million increase due to increased volume compared to the first six months of 2011 offset by $0.2 million decrease due to lower average reimbursement per shipment.

Cost of services increased $0.2 million (an 8.8% increase) during the six months ended June 30, 2012 compared with the first six months of 2011. Of the increase in cost of services, $0.3 million was due to the increase in volume compared to the first six months of 2011 which was offset by a $0.1 million decrease related to lower average cost per sleep study performed compared to the first half of 2011. Cost of services as a percent of service revenue was 41.8% and 41.2% during the six months ended June 30, 2012 and 2011, respectively.

Cost of sales from our sleep therapy business was flat during the six months ended June 30, 2012 compared with the first six months of 2011.

Cost of sales as a percent of product sales was 37.4% and 31.7% during the six months ended June 30, 2012 and 2011, respectively. The increase in cost of sales as a percent of product sales was primarily due to the following:

•

Beginning in July 2011, we began providing monthly supply shipments in our Texas, Oklahoma and Nevada markets. These monthly shipments contain fewer products than our quarterly shipments and, while profitable, the monthly shipments have lower average revenue per shipment than quarterly shipments and a lower margin than CPAP set-ups.

•

During the third quarter of 2011, due to the CPAP prescribing patterns of a few physicians in our Texas and Oklahoma markets, our mix of CPAP equipment shifted to higher cost equipment which caused an increase in the average cost of our CPAP equipment. While we have reduced some of the impact of this shift, we continue to experience higher average CPAP costs in these markets.

•

The mix of therapy business between set-ups and shipments was weighted more towards shipments in the first six months of 2012 compared to the same period of 2011, which have a lower average margin than set-ups.

Selling, general and administrative expenses increased $0.7 million (an 11.2% increase) to $7.5 million or 86% of revenue from $6.7 million or 78% of revenue during the six months ended June 30, 2012, compared with the first six months of 2011. The increase in selling, general and administrative expenses was primarily due to:

•

an increase in central shared service expense of $1.0 million as we added or centralized infrastructure necessary to support our ongoing growth plans for the balance of 2012 and forward. This growth was primarily in the areas of sales, legal and compliance and human resources as well as the centralization of patient scheduling and benefits verification from field locations to a central office;

•

an increase in corporate overhead expense of $0.4 million, of which $0.1 million is related to the timing of stock compensation for our board members and $0.3 million due to non-recurring legal and other expenses related to a potential acquisition;

•

a decrease in facility operating expenses $0.6 million due to a combination of the centralization of patient scheduling and verification as well as reductions in overhead costs due to organizational restructuring of our operations and renegotiation of facility costs at some locations.

Bad debt expense increased $0.5 million to $0.7 million or 7.5% of revenue from $0.2 million or 2.8% of revenue during the six months ended June 30, 2012, compared with the first six months of 2011. Our bad debt expense is driven primarily by the aging of our account receivable balances. In the first six months of 2012, we saw growth in our aging categories over 180 days compared to the first six months of 2011 where our reserve rates are highest. Additionally, in some of our new locations, physician diagnostic codes were determined to be ineligible for reimbursement by several payors. While we have now addressed the diagnostic coding issue and do not expect it to continue, we incurred higher bad debt related to these claims during the first six months of 2012.

Impairment of goodwill – Based on our current sleep study trends and forecasted cash flows at each business unit, we determined that impairment indicators existed during the second quarter of 2012. Based on assumptions similar to those that market participants would make in valuing our business units, we determined that the carrying value of goodwill related to our sleep centers exceeded their fair value. Accordingly, in June 2012, we recorded a noncash impairment charge on goodwill of $3.0 million.

Depreciation and amortization represents the depreciation expense associated with our fixed assets and the amortization attributable to our intangible assets. Depreciation and amortization increased approximately $50,000 (an 8.9% increase) during the six months ended June 30, 2012 compared to the first six months of 2011. The increase is primarily due to the incremental depreciation of leasehold improvements and sleep equipment for new sleep labs and leasehold improvements at our corporate office location.

Net other expense represents interest expense on borrowings reduced by interest income earned on cash and cash equivalents. Net other expense decreased $0.1 million (a 16.4% decrease) during the six months ended June 30, 2012 compared with the first six months of 2011. The decrease is related to principal reductions made on our borrowings.

Discontinued operations represent the net loss from the operations of East and ApothecaryRx. In May

2011 and December 2010, we completed the sale of substantially all of the assets of East and ApothecaryRx, respectively. As a result, the related assets, liabilities, results of operations and cash flows of East and ApothecaryRx have been classified as discontinued operations. In addition, we have discontinued operations related to our discontinued internet sales division and discontinued film operations.

Noncontrolling interests were allocated approximately $93,000 of net loss during the six months ended June 30, 2012 compared with the first six months of 2011 when noncontrolling interests were allocated approximately $103,000 of net loss. Noncontrolling interests are the equity ownership interests in our SDC Holdings subsidiaries that are not wholly-owned.

Net income (loss) attributable to Graymark Healthcare. Our operations resulted in a net loss of approximately $7.3 million (83% of approximately $8.7 million in net revenues) during the first six months of 2012, compared to a net loss of approximately $2.4 million (28% of approximately $8.6 million in net revenues) during the first six months of 2011.

Liquidity and Capital Resources

Generally our liquidity and capital resources needs are funded from operations, loan proceeds and equity offerings. As of June 30, 2012, our liquidity and capital resources included cash and cash equivalents of $1.1 million and working capital deficit of $17.5 million. As of December 31, 2011, our liquidity and capital resources included cash and cash equivalents of $4.9 million and working capital of $3.9 million.

Cash used in operating activities from continuing operations was $2.4 million during the six months ended June 30, 2012 compared to $3.6 million for the first six months of 2011. During the six months ended June 30, 2012, the primary uses of cash from operating activities from continuing operations were cash required to fund losses from continuing operations (net of non-cash adjustments) of $2.8 million and an increase in accounts receivable and other assets totaling $1.1 million. During the six months ended June 30, 2011, the primary uses of cash from operating activities from continuing operations were cash required to fund losses from continuing operations (net of non-cash adjustments) of $2.1 million, a net reduction of accounts payable and accrued liabilities totaling $0.3 million, and an increase in accounts receivable and other assets totaling $1.2 million. The primary sources of cash from operating activities from continuing operations during the first six months of 2012 was a net increase in accounts payable and accrued liabilities of $1.2 million.

Cash provided by discontinued operations for the six months ended June 30, 2012 was $0.7 million compared to $0.4 million for the first six months of 2011. Cash provided by discontinued operations for the six months ended June 30, 2012, included $1.0 million received from the final proceeds of the ApothecaryRx Indemnity Escrow Fund.

Net cash used by investing activities from continuing operations during the six months ended June 30, 2012 was $1.0 million compared to the first six months of 2011 when investing activities from continuing operations provided approximately $7,000.

There were no investing activities from discontinued operations during the six months ended June 30, 2012. Net cash provided by investing activities from discontinued operations during the six months ended June 30, 2011 was $2.5 million. In May 2011, we sold substantially all of the assets of East for $2.5 million.

Net cash used by financing activities from continuing operations during the six months ended June 30, 2012 was $0.8 million compared to the first six months of 2011 when financing activities from continuing operations provided $6.7 million. During the six months ended June 30, 2012 and 2011, we made debt payments of $1.0 million and $3.2 million, respectively. During the six months ended June 30, 2012 and 2011, we received $0.2 and $1.0 million, respectively, in debt proceeds. During the six months ended June 30, 2011, we raised $6.9 million and $2.0 million in a public offering and private placement offering, respectively.

As of June 30, 2012, we had an accumulated deficit of approximately $42.3 million and reported a net loss of approximately $7.2 million for the six months then ending. In addition, we used approximately $2.4 million in cash from operating activities from continuing operations during the six months ending June 30, 2012. In May 2012, we entered into a letter of intent to purchase Foundation Surgery Affiliates, LLC and Foundation Surgical Hospital Affiliates, LLC (collectively “Foundation”) for 35 million shares of our common stock and a warrant for the purchase of 4 million shares of the Company’s common stock at an exercise price of $1.50. We believe that the acquisition of Foundation will result us being profitable on a prospective basis. The definitive agreement for the purchase of Foundation was signed on August 13, 2012, but there is no assurance that the Foundation acquisition will be closed. We also plan on raising capital or issuing additional debt in the near term to meet our immediate cash needs. Historically, management has been able to raise the capital necessary to fund our operations and growth, but there is no assurance that we will be successful in raising the necessary capital to fund our operations. These uncertainties raise substantial doubt regarding our ability to continue as a going concern. The consolidated condensed financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Arvest Credit Facility

Effective May 21, 2008, we and each of Oliver Company Holdings, LLC, Roy T. Oliver, The Roy T. Oliver Revocable Trust, Stanton M. Nelson, Vahid Salalati, Greg Luster, Kevin Lewis, Roger Ely and, Lewis P. Zeidner (the “Guarantors”) entered into a Loan Agreement with Arvest Bank (the “Arvest Credit Facility”). The Arvest Credit Facility consolidated the prior loan to our subsidiaries, SDC Holdings and ApothecaryRx in the principal amount of $30 million (referred to as the “Term Loan”) and provided an additional credit facility in the principal amount of $15 million (the “Acquisition Line”) for total principal of $45 million. The Loan Agreement was subsequently amended in January 2009 (the “Amendment”), May 2009, July 2010, December 2010 and April 2012. As of June 30, 2012, the outstanding principal amount of the Arvest Credit Facility was $18.0 million.

Personal Guaranties. The Guarantors unconditionally guarantee payment of our obligations owed to Arvest Bank and our performance under the Loan Agreement and related documents. The initial liability of the Guarantors as a group is limited to $15 million of the last portion or dollars of our obligations collected by Arvest Bank. The liability of the Guarantors under the guaranties initially was in proportion to their ownership of our common stock shares as a group on a several and not joint basis. In conjunction with the employment termination of Mr. Luster, we agreed to obtain release of his guaranty. The Amendment released Mr. Luster from his personal guaranty and the personal guaranties of the other Guarantors were increased, other than the guaranties of Messrs. Salalati and Ely. During the third quarter of 2010, Mr. Oliver and Mr. Nelson assumed the personal guaranty of Mr. Salalati.

Furthermore, the Guarantors agreed to not sell, transfer or otherwise dispose of or create, assume or suffer to exist any pledge, lien, security interest, charge or encumbrance on our common stock shares owned by them that exceeds, in one or an aggregate of transactions, 20% of the respective common stock shares owned at May 21, 2008, except after notice to Arvest Bank. Also, the Guarantors agreed to not sell, transfer or permit to be transferred voluntarily or by operation of law assets owned by the applicable Guarantor that would materially impair the financial worth of the Guarantor or Arvest Bank’s ability to collect the full amount of our obligations.

Maturity Dates. Each advance or tranche of the Acquisition Line will become due on the sixth anniversary of the first day of the month following the date of advance or tranche (the “Tranche Note Maturity Date”). The maturity dates of each tranche of debt under the Acquisition Line range from June 2014 to August 2015. The Term Loan will become due on May 21, 2014.

Interest Rate. The outstanding principal amounts of Acquisition Line and Term Loan bear interest at the greater of the prime rate as reported in the “Money Rates” section of The Wall Street Journal (the “WSJ Prime Rate”) or 6% (“Floor Rate”). Prior to June 30, 2010, the Floor Rate was 5%. The WSJ Prime Rate is adjusted annually, subject to the Floor Rate, then in effect on May 21 of each year of the Term Loan and the anniversary date of each advance or tranche of the Acquisition Line. In the event of our default under the terms of the Arvest Credit Facility, the outstanding principal will bear interest at the per annum rate equal to the greater of 15% or the WSJ Prime Rate plus 5%.

Interest and Principal Payments. Provided we are not in default, the Term Note is payable in quarterly payments of accrued and unpaid interest on each September 1, December 1, March 1, and June 1. Commencing on September 1, 2011, and quarterly thereafter on each December 1, March 1, June 1 and September 1, we are obligated to make equal payments of principal and interest calculated on a seven-year amortization of the unpaid principal balance of the Term Note as of June 1, 2011 at the then current WSJ Prime Rate or Floor Rate, and adjusted annually thereafter for any changes to the WSJ Prime Rate or Floor Rate as provided herein. The entire unpaid principal balance of the Term Note plus all accrued and unpaid interest thereon will be due and payable on May 21, 2014.

Furthermore, each advance or tranche of the Acquisition Line is repaid in quarterly payments of interest only for up to three years and thereafter, principal and interest payments based on a seven-year amortization until the balloon payment on the Tranche Note Maturity Date. We agreed to pay accrued and unpaid interest only at the WSJ Prime Rate or Floor Rate in quarterly payments on each advance or tranche of the Acquisition Line for the first three years of the term of the advance or tranche commencing three months after the first day of the month following the date of advance and on the first day of each third month thereafter. Commencing on the third anniversary of the first quarterly payment date, and each following anniversary thereof, the principal balance outstanding on an advance or tranche of the Acquisition Line, together with interest at the WSJ Prime Rate or Floor Rate on the most recent anniversary date of the date of advance, will be amortized in quarterly payments over a seven-year term beginning on the third anniversary of the date of advance, and recalculated each anniversary thereafter over the remaining portion of such seven-year period at the then applicable WSJ Prime Rate or Floor Rate. The entire unpaid principal balance of the Acquisition Line plus all accrued and unpaid interest thereon will be due and payable on the respective Tranche Note Maturity Date.

Use of Proceeds. All proceeds of the Term Loan were used solely for the funding of the acquisition and refinancing of the existing indebtedness and loans owed to Intrust Bank, the refinancing of the existing indebtedness owed to Arvest Bank; and other costs we incurred by Arvest Bank in connection with the preparation of the loan documents, subject to approval by Arvest Bank.

The proceeds of the Acquisition Line are to be used solely for the funding of up to 70% of either the purchase price of the acquisition of existing pharmacy business assets or sleep testing facilities or the startup costs of new sleep centers and other costs incurred by us or Arvest Bank in connection with the preparation of the Loan Agreement and related documents, subject to approval by Arvest Bank.

Collateral. Payment and performance of our obligations under the Arvest Credit Facility are secured by the personal guaranties of the Guarantors and in general our assets. If we sell any assets which are collateral for the Arvest Credit Facility, then subject to certain exceptions and without the consent of Arvest Bank, such sale proceeds must be used to reduce the amounts outstanding to Arvest Bank.

Debt Service Coverage Ratio. Based on the latest four rolling quarters, we agreed to continuously maintain a “Debt Service Coverage Ratio” of not less than 1.25 to 1. Debt Service Coverage Ratio is, for any period, the ratio of:

•

the net income of Graymark Healthcare (i) increased (to the extent deducted in determining net income) by the sum, without duplication, of our interest expense, amortization, depreciation, and non-recurring expenses as approved by Arvest, and (ii) decreased (to the extent included in determining net income and without duplication) by the amount of minority interest share of net income and distributions to minority interests for taxes, if any, to

•	the annual debt service including interest expense and current maturities of indebtedness as determined in accordance with generally accepted accounting principles.

If we acquire another company or its business, the net income of the acquired company and the new debt service associated with acquiring the company may both be excluded from the Debt Service Coverage Ratio, at our option.

Compliance with Financial Covenants. As of June 30, 2012, our Debt Service Coverage Ratio was less than 1.25 to 1. Arvest Bank has deferred the Debt Service Coverage Ratio and Minimum Net Worth requirements until March 31, 2013. In April 2012 and as a condition of the amended loan agreement, we agreed to the following conditions:

•	We paid all principal and interest due on the Arvest Debt through June 30, 2012.

•	We will pay on or before June 30, 2012, all principal and interest due on the Arvest Debt through December 31, 2012.

•

Beginning on April 1, 2012, and continuing through June 4, 2012, we must have $1.75 million in cash on hand and beginning June 5, 2012 and ending on June 30, 2012, we must have $2.5 million in cash prior to making the required principal and interest prepayment due on June 30, 2012.

•

Beginning on September 30, 2012, and on the last day of each quarter thereafter, our EBITDA must be positive for the immediately prior quarter. EBITDA is defined as net income plus: (i) interest expense, (ii) income tax expense, (iii) depreciation and amortization expense and (iv) non-cash charges including impairment charges and stock compensation.

During the three months ended June 30, 2012, we did not maintain the minimum cash balance required under our loan agreement with Arvest Bank. In addition, we did not make the required principal and interest prepayment due to Arvest Bank on June 30, 2012. We have requested Arvest Bank to waive these violations. Arvest Bank is considering the waiver of these violations in conjunction with its review of the Foundation acquisition. Furthermore, we are not currently in compliance with the minimum bid price requirement for continued listing on The NASDAQ Capital Market and upon filing this Quarterly Report on Form 10-Q, we are non-compliant with the minimum shareholders’ equity requirement for continued listing on The NASDAQ Capital Market. Under a notice received from NASDAQ, we had until June 18, 2012, to regain compliance. We received a notice of delisting on June 19, 2012. We filed an appeal and went before a hearing with NASDAQ on July 26, 2012. If we are delisted from NASDAQ, that will be an event of default under our loan agreement with Arvest Bank. Historically, we have been successful in obtaining default waivers from Arvest Bank, but there is no assurance that Arvest Bank will waive any future defaults. Given that we are not in compliance with certain covenants under the loan agreement with Arvest Bank, the associated debt has been classified as current on the accompanying consolidated condensed balance sheets.

Default and Remedies. In addition to the general defaults of failure to perform our obligations and those of the Guarantors, collateral casualties, misrepresentation, bankruptcy, entry of a judgment of $50,000 or more, failure of first liens on collateral, default also includes our delisting by The Nasdaq Stock Market, Inc. In the event a default is not cured within 10 days or in some case five days following notice of the default by Arvest Bank (and in the case of failure to perform a payment obligation for three times with notice), Arvest Bank will have the right to declare the outstanding principal and accrued and unpaid interest immediately due and payable.

Deposit Account Control Agreement. Effective June 30, 2010, we entered into a Deposit Control Agreement (“Deposit Agreement”) with Arvest Bank and Valliance Bank covering the deposit accounts that we have at Valliance Bank. The Deposit Agreement requires Valliance Bank to comply with instructions originated by Arvest Bank directing the disposition of the funds held by us at Valliance Bank without our further consent. Without Arvest Bank’s consent, we cannot close any of our deposit accounts at Valliance Bank or open any additional accounts at Valliance Bank. Arvest Bank may exercise its rights to give instructions to Valliance Bank under the Deposit Agreement only in the event of an uncured default under the Loan Agreement, as amended.

Financial Commitments

Our future commitments under contractual obligations by expected maturity date at June 30, 2012 are as follows:

	< 1 year	1-3 years	3-5 years	> 5 years	Total
Long-term debt(1)	$19,359,019	$222,839	$—	$—	$19,581,858
Operating leases	1,473,210	2,021,678	1,210,362	1,989,595	6,694,845
Other long-term liabilities(2)	117,283	117,282	—	—	234,565

	$20,949,512	$2,361,799	$1,210,362	$1,989,595	$26,511,268

(1)	Includes principal and interest obligations.
(2)	Represents contingent purchase consideration on our acquisition of Village Sleep Center in December 2011.

CRITICAL ACCOUNTING POLICIES

The consolidated condensed financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management’s prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. For a complete discussion of all our significant accounting policies please see our 2011 annual report on Form 10-K. Some of the more significant estimates include revenue recognition, allowance for contractual adjustments and doubtful accounts, and goodwill and intangible asset impairment. We use the following methods to determine our estimates:

Revenue recognition – Sleep center services and product sales are recognized in the period in which services and related products are provided to customers and are recorded at net realizable amounts estimated to be paid by customers and third-party payers. Insurance benefits are assigned to us and, accordingly, we bill on behalf of our customers. For our sleep diagnostic business, we estimate the net realizable amount based primarily on the contracted rates stated in the contracts we have with various payors. We have used this method to determine the net revenue for the business acquired from somniCare, Inc. and somniTech, Inc. (“Somni”) since the date of the acquisition in 2009 and for our remaining sleep diagnostic business since the fourth quarter of 2010. We do not anticipate any future changes to this process. In our historic sleep therapy business, the business has been predominantly out-of-network and as a result, we have not had contract rates to use for determining net revenue for a majority of our payors. For this portion of the business, we perform a quarterly analysis of actual reimbursement from each third party payor for the most recent 12-months. In the analysis, we calculate the percentage actually paid by each third party payor of the amount billed to determine the applicable amount of net revenue for each payor. The key assumption in this process is that actual reimbursement history is a reasonable predictor of the future reimbursement for each payor at each facility. We expect to transition our historic sleep therapy business to the same process currently used for our sleep diagnostic business by the end of the end of 2012. This change in process and assumptions for our historic sleep therapy business is not expected to have a material impact on future operating results.

For certain sleep therapy and other equipment sales, reimbursement from third-party payers occur over a period of time, typically 10 to 13 months. We recognize revenue on these sales as payments are earned over the payment period stipulated by the third-party payor.

We have established an allowance to account for contractual adjustments that result from differences between the amount billed and the expected realizable amount. Actual adjustments that result from differences between the payment amount received and the expected realizable amount are recorded against the allowance for contractual adjustments and are typically identified and ultimately recorded at the point of cash application or when otherwise determined pursuant to our collection procedures. Revenues are reported net of such adjustments.

Due to the nature of the healthcare industry and the reimbursement environment in which we operate, certain estimates are required to record net revenues and accounts receivable at their net realizable values at the time products or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available, which could have a material impact on our operating results and cash flows in subsequent periods. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payers may result in adjustments to amounts originally recorded.

The patient and their third party insurance provider typically share in the payment for our products and services. The amount patients are responsible for includes co-payments, deductibles, and amounts not covered due to the provider being out-of-network. Due to uncertainties surrounding deductible levels and the number of out-of-network patients, we are not certain of the full amount of patient responsibility at the time of service. We estimate amounts due from patients prior to service and attempt to collect those amounts prior to service. Remaining amounts due from patients are then billed following completion of service.

Cost of Services and Sales – Cost of services includes technician labor required to perform sleep diagnostics, fees associated with interpreting the results of the sleep study and disposable supplies used in providing sleep diagnostics. Cost of sales includes the acquisition cost of sleep therapy products sold. Costs of services are recorded in the time period the related service is provided. Cost of sales is recorded in the same time period that the related revenue is recognized. If the revenue from the sale is recognized over a specified period, the product cost associated with that sale is recognized over that same period. If the revenue from a product sale is recognized in one period, the cost of sale is recorded in the period the product was sold.

Accounts Receivable – Accounts receivable are reported net of allowances for contractual adjustments and doubtful accounts. The majority of our accounts receivable is due from private insurance carriers, Medicare and Medicaid and other third-party payors, as well as from customers under co-insurance and deductible provisions.

Third-party reimbursement is a complicated process that involves submission of claims to multiple payers, each having its own claims requirements. Adding to this complexity, a significant portion of our historical therapy business has been out-of-network with several payors, which means we do not have defined contracted reimbursement rates with these payors. For this reason, our systems report this revenue at a higher gross billed amount, which we adjusted to an expected net amount based on historic payments. We expect to migrate our historical therapy business to the same process used in our sleep diagnostic business in the end of 2012. As we continue to move more of our business to in-network contracting, the level of reserve related to contractual allowances is expected to decrease. In some cases, the ultimate collection of accounts receivable subsequent to the service dates may not be known for several months. As these accounts age, the risk of collection increases and the resulting reserves for bad debt expense reflect this longer payment cycle. We have established an allowance to account for contractual adjustments that result from differences between the amounts billed to customers and third-party payers and the expected realizable amounts. The percentage and amounts used to record the allowance for doubtful accounts are supported by various methods including current and historical cash collections, contractual adjustments, and aging of accounts receivable.

We offer payment plans to patients for amounts due from them for the sales and services we provide. For patients with a balance of $500 or less, we allow a maximum of three months for the patient to pay the amount due. For patients with a balance over $500, we allow a maximum of six months to pay the full amount due. The minimum monthly payment amount for both plans is calculated based on the down payment and the remaining balance divided by three or six months, respectively.

Accounts are written-off as bad debt using a specific identification method. For amounts due from patients, we utilize a collections process that includes distributing monthly account statements. For patients that are not on a payment plan, collection efforts including collection letters and collection calls begin at 60 days from the initial statement. If the patient is on a payment program, these efforts begin within 30 days of the patient failing to make a planned payment. For our diagnostic patients, we submit patient receivables to an outside collection agency if the patient has failed to pay 120 days following service or, if the patient is on a payment plan, they have failed to make two consecutive payments. For our therapy patients, patient receivables are submitted to an outside collection agency if payment has not been received between 180 and 240 days following service depending on the service provided and circumstances of the receivable or, if the patient is on a payment plan, they have failed to make two consecutive payments. It is our policy to write-off as bad debt all patient receivables at the time they are submitted to an outside collection agency. If funds are recovered by our collection agency, the amounts previously written-off are accounted for as a recovery of bad debt. For amounts due from third party payors, it is our policy to write-off an account receivable to bad debt based on the specific circumstances related to that claim resulting in a determination that there is no further recourse for collection of a denied claim from the denying payor.

Included in accounts receivable are earned but unbilled receivables. Unbilled accounts receivable represent charges for services delivered to customers for which invoices have not yet been generated by the billing system. Prior to the delivery of services or equipment and supplies to customers, we perform certain certification and approval procedures to ensure collection is reasonably assured and that unbilled accounts receivable is recorded at net amounts expected to be paid by customers and third-party payers. Billing delays, ranging from several weeks to several months, can occur due to delays in obtaining certain required payer-specific documentation from internal and external sources, interim transactions occurring between cycle billing dates established for each customer within the billing system and new sleep centers awaiting assignment of new provider enrollment identification numbers. In the event that a third-party payer does not accept the claim for payment, the customer is ultimately responsible.

A summary of the Days Sales Outstanding (“DSO”) and management’s expectations follows:

	June 30, 2012		December 31, 2011
	Actual	Expected	Actual	Expected
Sleep diagnostic business	69.12	65 to 70	63.52	55 to 60
Sleep therapy business	72.05	70 to 75	71.45	65 to 70

We increased the expected DSO for our sleep diagnostic business, for the second quarter of 2012 based on the anticipated build-up of accounts receivable related new locations and delays in collecting specific claims from certain payors. These two items had the expected impact on our diagnostic DSO and we are in the expected range for the quarter (up 0.26 days from the first quarter of 2012). Our collection rates on the new locations have started to improve, and we have resolved the issues related to the delayed payments and have started to collect on these amounts. As a result, we expect our DSO to improve in the third quarter, resulting in a reduction of our expected DSO for the third quarter.

As expected, we saw substantial improvement in our therapy DSO as the timing issues we saw in the first quarter of 2012 related to revenues and the related collections resolved as expected. As planned, we did increase our DSO expectation for the second quarter and our actual results fell in that range. We expect continued DSO improvement in the third quarter resulting in a reduction of our expected DSO for the third quarter.

Goodwill and Intangible Assets – Goodwill is the excess of the purchase price paid over the fair value of the net assets of the acquired business. Goodwill and other indefinitely-lived intangible assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate there may be an impairment of goodwill.

Intangible assets other than goodwill which include customer relationships, customer files, covenants not to compete, trademarks and payor contracts are amortized over their estimated useful lives using the straight line method. The remaining lives range from three to fifteen years. We evaluate the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.

Recently Adopted and Recently Issued Accounting Guidance

Adopted Guidance

In July 2011, the FASB issued “Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities” (ASU 2011-07), which requires healthcare organizations that perform services for patients for which the ultimate collection of all or a portion of the amounts billed or billable cannot be determined at the time services are rendered to present all bad debt expense associated with patient service revenue as an offset to the patient service revenue line item in the statement of operations. The ASU also requires qualitative disclosures about our policy for recognizing revenue and bad debt expense for patient service transactions and quantitative information about the effects of changes in the assessment of collectability of patient service revenue. This ASU is effective for fiscal years beginning after December 15, 2011, and was adopted by us on January 1, 2012. This ASU applies to health care entities that recognize significant amounts of patient service revenue at the time services are rendered even though it has not assessed the patient’s ability to pay. We evaluate the collectability of payments at the time of service for substantially all of its business and as a result, we have determined that the reporting provisions in the ASU do not apply to us.

In September 2011, the FASB issued changes to the testing of goodwill for impairment. These changes provide an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the fair value of a reporting unit is less than its carrying amount. Such qualitative factors may include the following: macroeconomic conditions; industry and market considerations; cost factors; overall financial performance; and other relevant entity-specific events. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, go directly to the two-step quantitative impairment test. These changes became effective for us for any goodwill impairment test performed on January 1, 2012 or later. The adoption of these changes did not have a material impact on our consolidated financial statements.

Cautionary Statement Relating to Forward Looking Information

We have included some forward-looking statements in this section and other places in this report regarding our expectations. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, business plans or objectives, levels of activity, performance or achievements, or industry results, to be materially different from any future results, business plans or objectives, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategies that involve risks and uncertainties. You should read statements that contain these words carefully because they

•	discuss our future expectations;

•	contain projections of our future operating results or of our future financial condition; or

•	state other “forward-looking” information.

We believe it is important to discuss our expectations; however, it must be recognized that events may occur in the future over which we have no control and which we are not accurately able to predict. Readers are cautioned to consider the specific business risk factors described in this report and our Annual Report on Form 10-K and not to place undue reliance on the forward-looking statements contained in this report or our Annual Report, which speak only as of the date of this report or the date of our Annual Report. We undertake no obligation to publicly revise forward-looking statements to reflect events or circumstances that may arise after the date of this report.

Item 3. Quantitative and Qualitative Disclosures about Market Risk.

We are a smaller reporting entity as defined in Rule 12b-2 of the Exchange Act and as such, are not required to provide the information required by Item 305 of Regulation S-K with respect to Quantitative and Qualitative Disclosures about Market Risk.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management (with the participation of our Principal Executive Officer and Principal Financial Officer) evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of June 30, 2012. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that these disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings.

In the normal course of business, we may become involved in litigation or in legal proceedings. We are not aware of any such litigation or legal proceedings, that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition and results of operations.

Item 1A. Risk Factors.

Except as noted below, there have been no material changes from the risk factors previously disclosed in our 2011 Annual Report on Form 10-K.

If we are unable to close the acquisition of the ambulatory surgery center and surgical hospital businesses of Foundation Healthcare Affiliates or raise additional debt or equity financing we may be unable to continue operations and could be forced to substantially curtail operations or cease operations all together.

We previously announced our execution of a definitive agreement to acquire Foundation Surgery Affiliates, LLC and Foundation Surgical Hospital Affiliates, LLC from Foundation Healthcare, LLC. The ultimate consummation of such transaction is subject to a number of closing conditions and the receipt of third party consents, including from Arvest Bank, our secured lender, as well as secured lenders to and preferred members of Foundation. As of June 30, 2012, we had cash of approximately $1.1 million and for the six months then ended, we used $2.1 million of cash in operating activities. We expect to have enough cash to fund operations into September 2012, but not thereafter. In order to fund operations into September 2012, we have taken, and will continue to take, measures to allow us to extend our ability to operate, including increasing the time for payment of our accounts payable. In addition, based on our current forecasts, we do not expect to be able to make the regularly scheduled payment of principal and interest of approximately $0.3 million due to Arvest Bank during September 2012. We expect to be able to make this payment promptly after the closing of the Foundation transaction. We currently expect to close the Foundation acquisition during September 2012. If we are unable to close the Foundation acquisition during September 2012 or at all, we will need to raise additional funds, whether from issuances of equity and or debt, asset sales or otherwise, in order to continue normal operations and continue payments on our Arvest Bank credit facility. If we are unable to consummate the Foundation acquisition in a timely manner or raise additional funds, we may be forced to substantially scale back operations or entirely cease operations and discontinue our business.

On June 16, 2012, we received a delisting notice from NASDAQ. On July 26, 2012, we went before the NASDAQ Hearing Panel to request an extension of time. If the NASDAQ does not grant us an extension or if we fail to maintain any of the other required listing standards, our common stock could be delisted from the NASDAQ Capital Market.

We must meet NASDAQ’s continuing listing requirements in order for our common stock to remain listed on the NASDAQ Capital Market. The listing criteria we must meet include, but are not limited to, a minimum bid price for our common stock of $1.00 per share. Failure to meet NASDAQ’s continued listing criteria may result in the delisting of our common stock on the NASDAQ Capital Market.

On December 21, 2011, we received a notice from NASDAQ stating that the minimum bid price of our common stock had been below $1.00 per share for 30 consecutive business days and that we were therefore not in compliance with the minimum bid price requirement for continued listing on The NASDAQ Capital Market set forth in Listing Rule 5550(a)(2) (the “Rule”). The notice indicated that we had been granted 180 calendar days, or until June 18, 2012, to regain compliance. Furthermore, on June 16, 2012, we received a notice from NASDAQ stating that we had not regained compliance with the Rule and as a result, we were not eligible for a second 180 day period. In accordance with the Nasdaq Listing Rule 5800 Series, we appealed the NASDAQ’s determination and requested a hearing with the NASDAQ Hearing Panel (the “Panel”). We went before the Panel on July 26, 2012 and presented a plan for us to regain compliance with the minimum bid price requirement and requested that the staff grant us an extension to execute our plan. To regain compliance the bid price must exceed $1.00 per share for 10 consecutive business days.

In addition, we have a history of continuing operating losses. Net losses were $7.2 million during the six months ended June 30, 2012 and $5.9 million during the year ended December 31, 2011. As of June 30, 2012, we had an accumulated deficit of $42.30 million and shareholders’ equity deficit of $2.4 million. NASDAQ Marketplace Rule 5550(b), the continued listing standards for primary equity securities on The Nasdaq Capital Market requires stockholders’ equity of at least $2.5 million. During our hearing with the Panel on July 26, 2012, we presented a plan to regain compliance with minimum stockholders’ equity requirements. We expect to receive the Panel’s decision in the next 30 days.

A delisting from the NASDAQ Capital Market would make the trading market for our common stock less liquid, and would also make us ineligible to use Form S-3 to register the sale of shares of our common stock or to register the resale of our securities held by certain of our security holders with the SEC, thereby making it more difficult and expensive for us to register our common stock or other securities and raise additional capital.

We have a bank credit facility of approximately $18.0 million and the following events are events of default under our Loan Agreement: during the three months ended June 30, 2012, we did not maintain the required cash on hand and we did not make a required prepayment of principal and interest. In addition, the delisting of our common stock from the NASDAQ Capital Market would be an event of default under our Loan Agreement.

We are party to an amended Loan Agreement with Arvest Bank (the “Arvest Credit Facility”). The Arvest Credit Facility provides for a term loan in the principal amount of $30 million (referred to as the “Term Loan”) and provides an additional credit facility in the principal amount of $15 million (the “Acquisition Line”) for total principal of $45 million. As of June 30, 2012, the outstanding principal amount of the Arvest Credit Facility was $18.0 million. In April 2012 and as a condition of the amended loan agreement, we agreed to the following conditions:

•	We paid all principal and interest due on the Arvest Debt through June 30, 2012.

•	We will pay on or before June 30, 2012, all principal and interest due on the Arvest Debt through December 31, 2012.

•

Beginning on April 1, 2012, and continuing through June 4, 2012, we must have $1.75 million in cash on hand and beginning June 5, 2012 and ending on June 30, 2012, we must have $2.5 million in cash prior to making the required principal and interest prepayment due on June 30, 2012.

•

Beginning on September 30, 2012, and on the last day of each quarter thereafter, our EBITDA must be positive for the immediately prior quarter. EBITDA is defined as net income plus: (i) interest expense, (ii) income tax expense, (iii) depreciation and amortization expense and (iv) non-cash charges including impairment charges and stock compensation.

During the three months ended June 30, 2012, we did not maintain the minimum cash balance required under our loan agreement with Arvest Bank. In addition, we did not make the required principal and interest prepayment due to Arvest Bank on June 30, 2012. We have requested Arvest Bank to waive these violations. Arvest Bank is considering the waiver of these violations in conjunction with its review of the Foundation acquisition.

If our common stock is delisted from the NASDAQ Capital Market, that will be an event of default under our Loan Agreement.

If Arvest Bank does not waive these covenant violations and we receive a notice of default from Arvest Bank and the default is not cured within 10 days following notice of the default by Arvest Bank, Arvest Bank will have the right to declare the outstanding principal and accrued and unpaid interest immediately due and payable. Payment and performance of our obligations under the Arvest Credit Facility are secured by the personal guaranties of certain of our current and former executive officers and our largest stockholder and in general our assets. In addition, in connection with a third amendment to the Arvest Credit Facility in July 2010, we also entered into a Deposit Control Agreement with Arvest Bank covering our accounts at Valliance Bank. Arvest Bank may exercise its rights to give instructions to Valliance Bank under the Deposit Control Agreement only in the event of an uncured default under the Loan Agreement, as amended.

If Arvest Bank accelerates the payment of outstanding principal and interest, we will need to file a current report on Form 8-K with the SEC disclosing the event of default and the acceleration of payment of all principal and interest. In addition, we do not expect to be able to pay all outstanding principal and interest if Arvest Bank accelerates the due dates for such amounts. Since we have granted Arvest Bank a security interest in all of our assets, Arvest Bank could elect to foreclose on such assets as well as to move to enforce the guaranty which is provided by certain of our current and former officers and directors. If Arvest Bank declares an event of default and/or accelerates the payment of our obligations under the Arvest Credit Facility, then the disclosure of such fact may cause a material decrease in the price of our stock on The NASDAQ Capital Market. The declaration of an event of default and the move to foreclose on our assets may cause a material adverse effect on our ability to operate our business in the ordinary course of business as well as a material adverse effect on our liquidity, results of operations and financial position.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

On May 14, 2012, in connection with engaging an investor relations firm, we issued them a warrant exercisable at $0.50 per share for up to 150,000 shares of our common stock. The warrant was, and the shares of common stock issuable upon exercise of the warrant will be, issued pursuant to Section 4(2) of the Securities Act of 1933 in a private transaction.

Item 3. Defaults Upon Senior Securities.

We do not have anything to report under this Item.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

We do not have anything to report under this Item.

Item 6. Exhibits.

(a)	Exhibits:

Exhibit No.	Description

4.1+	Warrant to Purchase Common Stock dated May 14, 2012.

10.1	First Amendment to Amended and Restated Loan Agreement dated January 1, 2012 by and among Graymark Healthcare, Inc., SDC Holdings, LLC, ApothecaryRx, LLC, Oliver Company Holdings, LLC, Roy T. Oliver, Stanton M. Nelson, Roy T. Oliver as Trustee of the Roy T. Oliver Revocable Trust dated June 15, 2004, Kevin Lewis, Roger Ely, Lewis P. Zeidner and Arvest Bank, is incorporated by reference to Exhibit 10.7.6 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on April 9, 2012.

10.2	Amended and Restated Employment Agreement between the Registrant and Stanton Nelson, dated April 6, 2012, is incorporated by reference to Exhibit 10.12.1 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on April 9, 2012.

10.3	Amended and Restated Employment Agreement between the Registrant and Edward M. Carriero, Jr., dated April 6, 2012, is incorporated by reference to Exhibit 10.16.1 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on April 9, 2012.

10.4	Office Lease Agreement between the Registrant and City Place, L.L.C., dated as of February 15, 2012, is incorporated by reference to Exhibit 10.22 of the Registrant’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on April 9, 2012.

10.5	Amended and Restated Graymark Healthcare, Inc. 2008 Long-Term Incentive Plan, is incorporated by reference to Annex A of the Company’s Schedule 14A Proxy Statement filed with the U.S. Securities and Exchange Commission on April 18, 2012.

31.1	Certification of Stanton Nelson, Chief Executive Officer of Registrant (furnished herewith).

31.2	Certification of Mark R. Kidd, Chief Financial Officer of Registrant (furnished herewith).

31.3	Certification of Grant A. Christianson, Chief Accounting Officer of Registrant (furnished herewith).

32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley Act of 2002 of Stanton Nelson, Chief Executive Officer of Registrant (furnished herewith).

32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley Act of 2002 of Mark R. Kidd, Chief Financial Officer of Registrant (furnished herewith).

32.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of Sarbanes-Oxley Act of 2002 of Grant A. Christianson, Chief Accounting Officer of Registrant (furnished herewith).

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

+	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRAYMARK HEALTHCARE, INC. (Registrant)

	By:	/S/ STANTON NELSON
Stanton Nelson
Chief Executive Officer
Date: August 14, 2012		(Principal Executive Officer)

	By:	/S/ MARK R. KIDD
Mark R. Kidd
Chief Financial Officer
Date: August 14, 2012		(Principal Financial Officer)

	By:	/S/ GRANT A. CHRISTIANSON
Grant A. Christianson
Chief Accounting Officer
Date: August 14, 2012		(Principal Accounting Officer)

NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

GRAYMARK HEALTHCARE, INC.

WARRANT TO PURCHASE COMMON STOCK

Warrant No. 2012-001	Original Issue Date: May 14, 2012

Graymark Healthcare, Inc., an Oklahoma corporation (the “Company”), hereby certifies that, for value received, Genesis Select Corporation or its permitted registered assigns (the “Holder”), is entitled to purchase from the Company up to a total of 150,000 shares of common stock, $0.0001 par value per share (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at an exercise price per share equal to $0.50 per share (as adjusted from time to time as provided in Section 9 herein, the “Exercise Price”), at any time and from time to time on or after the date hereof (the “Trigger Date”) and through and including 5:30 P.M., Oklahoma City time, on May 14, 2017 (the “Expiration Date”), and subject to the following terms and conditions:

This Warrant is granted pursuant to and in connection with that certain Consulting Services Agreement by and between the Company and the Holder and dated as of May 10, 2012. The initial 75,000 shares shall vest in twelve equal monthly increments of 6,250 shares each on the last calendar day of each calendar month, beginning on June 30, 2012 conditioned on Holder’s continuous service under the Consulting Services Agreement during such calendar month.

The remaining 75,000 shares shall be deemed vested and exercisable upon the Holder’s achievement of the following milestones and in the amounts listed below:

i. Equity Research Coverage to be quantified by a written research report from an analyst at a recognized Tier 1 or 2 Wall Street firm – 20,000 shares. Equity Research Coverage to be quantified by a written research report from an analyst at a recognized Regional or Boutique Wall Street – 10,000 shares. There will be no additional bonuses for follow up reports.

ii. For every 100% Increase in average daily trading volume (as based on trailing 90 day average), 5,000 shares.

iii. New Institutional Ownership of 350,000 shares or more (based on NASDAQ, reporting or qualified service provider such as Thomson One or IPREO)- 10,000 shares. A follow on increase in ownership from a new institutional owner as identified above – 5,000 shares per incremental 350,000 shares purchased.

The maximum number of shares which may become vested and exercisable upon achievement of the milestones in (i), (ii) and (iii) above shall not exceed 75,000 shares in the aggregate. The Board of the Company shall make the final determination as to the achievement of any milestones by the Holders. The Holder may request from the Company a written notice confirming the number of shares which are vested and may be exercised by the Holder as of a specified date. Notwithstanding anything contained herein, this Warrant may only be exercised as to shares which are vested and exercisable as of such date.

1. Registration of Warrant. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder (which shall include the initial Holder or, as the case may be, any registered assignee to which this Warrant is permissibly assigned hereunder) from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

2. Registration of Transfers. Subject to compliance with all applicable securities laws, the Company shall register the transfer of all or any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached as Schedule 2 hereto duly completed and signed, to the Company at its address specified below and (x) delivery, at the request of the Company, of an opinion of counsel reasonably satisfactory to the Company to the effect that the transfer of such portion of this Warrant may be made pursuant to an available exemption from the registration requirements of the Securities Act and all applicable state securities or blue sky laws and (y) delivery by the transferee of a written statement to the Company certifying that the transferee is an “accredited investor” as defined in Rule 501(a) under the Securities Act and making of customary representations, warranties and certifications, to the Company at its address specified below. Upon any such registration or transfer, a new warrant to purchase Common Stock in substantially the form of this Warrant (any such new warrant, a “New Warrant”) evidencing the portion of this Warrant so transferred shall be issued to the transferee, and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the New Warrant that the Holder has in respect of this Warrant. The Company shall prepare, issue and deliver at its own expense any New Warrant under this Section 2.

3. Exercise and Duration of Warrant.

(a) All or any part of this Warrant shall be exercisable by the registered Holder in any manner permitted by Section 8 of this Warrant at any time and from time to time on or after the Trigger Date and through and including 5:30 P.M. Oklahoma City time, on the Expiration Date. At 5:30 P.M., Oklahoma City time, on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value and this Warrant shall be terminated and no longer outstanding.

(b) The Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Schedule 1 hereto (the “Exercise Notice”), completed and

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duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a “cashless exercise” if so indicated in the Exercise Notice and if a “cashless exercise” may occur at such time pursuant to Section 10 below), and the date on which the last of such items is delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” In connection with the delivery by (or on behalf of) the Holder of the Exercise Notice and the applicable Exercise Price as provided above and as a condition to the Company’s obligation to issue such the Warrant Shares, the Holder shall certify to the Company that such representations, warranties and certifications as are customary in order to support the Company’s private placement securities law exemption for the issuance and same of the Warrant Shares to the Holder upon such exercise. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

4. Delivery of Warrant Shares. Upon exercise of this Warrant, the Company shall promptly issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate (provided that, if a registration statement is not effective and the Holder directs the Company to deliver a certificate for the Warrant Shares in a name other than that of the Holder or an Affiliate of the Holder, it shall deliver to the Company on the Exercise Date an opinion of counsel reasonably satisfactory to the Company to the effect that the issuance of such Warrant Shares in such other name may be made pursuant to an available exemption from the registration requirements of the Securities Act and all applicable state securities or blue sky laws), (i) a certificate for the Warrant Shares issuable upon such exercise, free of restrictive legends, or (ii) an electronic delivery of the Warrant Shares to the Holder’s account at the Depository Trust Company (“DTC”) or a similar organization, unless in the case of clause (i) and (ii) a registration statement covering the resale of the Warrant Shares and naming the Holder as a selling stockholder thereunder is not then effective or the Warrant Shares are not freely transferable without volume and manner of sale restrictions pursuant to Rule 144 under the Securities Act, in which case such Holder shall receive a certificate for the Warrant Shares issuable upon such exercise with appropriate restrictive legends. The Holder, or any Person permissibly so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date. If the Warrant Shares are to be issued free of all restrictive legends, the Company shall, upon the written request of the Holder, use its commercially reasonable efforts to deliver, or cause to be delivered, Warrant Shares hereunder electronically through DTC or another established clearing corporation performing similar functions, if available; provided, that, the Company may, but will not be required to, change its transfer agent if its current transfer agent cannot deliver Warrant Shares electronically through such a clearing corporation.

5. Charges, Taxes and Expenses. Issuance and delivery of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or the Warrant in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

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6. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, a customary and reasonable indemnity and surety bond, if requested by the Company. Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Warrant.

7. Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares that are initially issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 8). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable. The Company will take all such action as may be reasonably necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Stock may be listed.

8. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 8.

(a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides its outstanding shares of Common Stock into a larger number of shares, (iii) combines its outstanding shares of Common Stock into a smaller number of shares or (iv) issues by reclassification of shares of Common Stock any shares of capital of the Company, then in each such case the Exercise Price shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately before such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b) Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, distributes to all holders of Common Stock for no consideration (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph) or (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in each case, “Distributed Property”), then, upon any exercise of this Warrant that occurs after the record date fixed for determination of stockholders entitled to receive such distribution, the Holder shall be entitled to receive, in addition to the Warrant Shares otherwise issuable upon such exercise (if applicable), the Distributed Property that such Holder would have

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been entitled to receive in respect of such number of Warrant Shares had the Holder been the record holder of such Warrant Shares immediately prior to such record date without regard to any limitation on exercise contained therein.

(c) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) of this Section 8, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

(d) Calculations. All calculations under this Section 8 shall be made to the nearest cent or the nearest share, as applicable.

(e) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 8, the Company at its expense will, at the written request of the Holder, promptly compute such adjustment, in good faith, in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company’s transfer agent.

9. Payment of Exercise Price. The Holder shall pay the Exercise Price in immediately available funds; provided, however, that if, on any Exercise Date there is not an effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares by the Holder, then the Holder may, in its sole discretion, satisfy its obligation to pay the Exercise Price through a “cashless exercise”, in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

X = Y [(A-B)/A]

where:

“X” equals the number of Warrant Shares to be issued to the Holder;

“Y” equals the total number of Warrant Shares with respect to which this Warrant is being exercised;

“A” equals the average of the Closing Sale Prices of the shares of Common Stock (as reported by Bloomberg Financial Markets) for the five (5) consecutive Trading Days ending on the date immediately preceding the Exercise Date; and

“B” equals the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

For purposes of this Warrant, “Closing Sale Price” means, for any security as of any date, the last trade price for such security on the Principal Trading Market for such security, as reported by Bloomberg Financial Markets, or, if such Principal Trading Market begins to operate on an extended hours basis and does not designate the last trade price, then the last trade price of such

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security prior to 4:00 P.M., New York City time, as reported by Bloomberg Financial Markets, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg Financial Markets, or, if no last trade price is reported for such security by Bloomberg Financial Markets, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then the Board of Directors of the Company shall use its good faith judgment to determine the fair market value. The Board of Directors’ determination shall be binding upon all parties absent demonstrable error. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a “cashless exercise” transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued pursuant to the Subscription Agreement (provided that the Commission continues to take the position that such treatment is proper at the time of such exercise).

10. No Fractional Shares. No fractional Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares that would otherwise be issuable, the number of Warrant Shares to be issued shall be rounded down to the next whole number and the Company shall pay the Holder in cash the fair market value (based on the Closing Sale Price) for any such fractional shares.

11. Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified on the signature pages hereof prior to 5:30 P.M., Oklahoma City time, on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Subscription Agreement on a day that is not a Trading Day or later than 5:30 P.M., Oklahoma City time, on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service specifying next business day delivery, or (iv) upon actual receipt by the Person to whom such notice is required to be given, if by hand delivery. The address and facsimile number of a Person for such notices or communications shall be as set forth on the signature pages hereof unless changed by such Person by two (2) Trading Days’ prior notice to the other Persons in accordance with this Section 11.

12. Warrant Agent. The Company shall serve as warrant agent under this Warrant. Upon thirty (30) days’ notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

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13. Piggyback Registration. (a) If, at any time prior to expiration of this Warrant, the Company prepares and files an a new registration statement with the Securities and Exchange Commission (a “Registration Statement”) registering for resale any of its securities under the Securities Act (a Registration Statement pursuant to Form S-8 or Form S-4 or other registration statement which is inappropriate to register the resale of the Warrant Shares shall not be deemed a Registration Statement for purposes of this Section 13), the Company will give written note prior to the filing of each such Registration Document, to the Holder and holders of the Warrant Shares of the Company’s intention to do so. If the Holder or any holder of the Warrant Shares notifies the Company within the time period specified in such notice after receipt of any such notice of its desire to include any Warrant Shares in such proposed Registration Statement, the Company shall afford the Holder or holder of the Warrant Shares the opportunity to have any Warrant Shares registered under such Registration Statement. The Company shall file such amendments and supplements as may be necessary to keep such Registration Statement effective for a period of up to nine months or until the Warrant Securities have been sold under the Registration Statement or Rule 144, whichever is earlier.

(b) Notwithstanding the provisions of this Section 13, the Company shall have the right at any time after it shall have given written notice pursuant to this Section 13 (irrespective of whether a written request for inclusion of any such securities shall have been made) to elect not to file any such proposed amendment or registration statement, or to withdraw the same after the filing but prior to the effective date of the Registration Statement.

(c) Notwithstanding the provisions of Section 13, the Company shall not be required to effect or cause the registration of any Warrant Shares pursuant to Section 13 hereof if (i) counsel for the Company delivers an opinion to the Holder, in form and substance satisfactory to counsel to the Holder, to the effect that the entire number of Warrant Shares proposed to be sold by such Holder may otherwise be sold, in the manner proposed by the Holder, without registration under the Securities Act, (ii) the SEC shall have issued a no-action position, in form and substance satisfactory to counsel for the Holder, to the effect that the entire number of Warrant Shares proposed to be sold by the Holder may be sold by it, in the manner proposed by the Holder, without registration under the Securities Act, or (iii) the Company delivers a written notice to the Holders stating that the Company’s Board of Directors, financial advisor or placement agent has determined in good faith that the inclusion of the warrant shares in the Registration Statement would be detrimental to the completion of the offering or other transaction proposed to be registered on the Registration Statement.

14. Miscellaneous.

(a) No Rights as a Stockholder. The Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

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(b) Authorized Shares. The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

(c) Successors and Assigns. Subject to the restrictions on transfer set forth in this Warrant, and compliance with applicable securities laws, this Warrant may be assigned by the Holder. This Warrant shall be binding on and inure to the benefit of the Company and the Holder and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant.

(d) Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

(e) Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

(f) Governing Law; Jurisdiction. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OKLAHOMA WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN OKLAHOMA CITY, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH

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EVIDENCE OF DELIVERY) TO SUCH PERSON AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THE SUBSCRIPTION AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(g) Headings. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(h) Severability. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby, and the Company and the Holder will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

GRAYMARK HEALTHCARE, INC.

By:
Name:	Stanton Nelson
Title:	Chief Executive Officer

204 N. Robinson, Suite 400
Oklahoma City, OK 73102

Fax No.: 405-601-5300

SCHEDULE 1

FORM OF EXERCISE NOTICE

[To be executed by the Holder to purchase shares of Common Stock under the Warrant]

Ladies and Gentlemen:

(1) The undersigned is the Holder of Warrant No.              (the “Warrant”) issued by Graymark Healthcare, Inc., an Oklahoma corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Warrant.

(2) The undersigned hereby exercises its right to purchase                  Warrant Shares pursuant to the Warrant.

(3) The Holder intends that payment of the Exercise Price shall be made as (check one):

☐	Cash Exercise

☐	“Cashless Exercise” under Section 9 of the Warrant

(4) If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $         in immediately available funds to the Company in accordance with the terms of the Warrant.

(5) Pursuant to this Exercise Notice, the Company shall deliver to the Holder Warrant Shares determined in accordance with the terms of the Warrant.

(6) By its delivery of this Exercise Notice, the undersigned represents and warrants to the Company that in giving effect to the exercise evidenced hereby the Holder will not beneficially own in excess of the number of shares of Common Stock (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) permitted to be owned under Section 9 of the Warrant to which this notice relates.

Dated:

Name of Holder:

By:
Name:
Title:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

SCHEDULE 2

FORM OF ASSIGNMENT

[To be completed and executed by the Holder only upon transfer of the Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                      (the “Transferee”) the right represented by the within Warrant to purchase                      shares of Common Stock of Graymark Healthcare, Inc. (the “Company”) to which the within Warrant relates and appoints                      attorney to transfer said right on the books of the Company with full power of substitution in the premises. In connection therewith, the undersigned represents, warrants, covenants and agrees to and with the Company that:

(a)	the offer and sale of the Warrant contemplated hereby is being made in compliance with Section 4(1) of the United States Securities Act of 1933, as amended (the “Securities Act”) or another valid exemption from the registration requirements of Section 5 of the Securities Act and in compliance with all applicable securities laws of the states of the United States;

(b)	the undersigned has not offered to sell the Warrant by any form of general solicitation or general advertising, including, but not limited to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, and any seminar or meeting whose attendees have been invited by any general solicitation or general advertising;

(c)	the undersigned has read the Transferee’s investment letter included herewith, and to its actual knowledge, the statements made therein are true and correct; and

(d)	the undersigned understands that the Company may condition the transfer of the Warrant contemplated hereby upon the delivery to the Company by the undersigned or the Transferee, as the case may be, of a written opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that such transfer may be made without registration under the Securities Act and under applicable securities laws of the states of the United States.

Dated:
(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

Address of Transferee

In the presence of:

EXHIBIT 31.1

CERTIFICATION

I, Stanton Nelson, certify that:

1. I have reviewed this Form 10-Q for the period ended June 30, 2012 of Graymark Healthcare, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, was made known to us by others within those entities, particularly during the period in which this report was being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2012

/S/ STANTON NELSON

Stanton Nelson

Chief Executive Officer

(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Mark R. Kidd, certify that:

1. I have reviewed this Form 10-Q for the period ended June 30, 2012 of Graymark Healthcare, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, was made known to us by others within those entities, particularly during the period in which this report was being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2012

/S/ MARK R. KIDD

Mark R. Kidd

Chief Financial Officer

(Principal Financial Officer)

EXHIBIT 31.3

CERTIFICATION

I, Grant A. Christianson, certify that:

1. I have reviewed this Form 10-Q for the period ended June 30, 2012 of Graymark Healthcare, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, was made known to us by others within those entities, particularly during the period in which this report was being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2012

/S/ GRANT A. CHRISTIANSON

Grant A. Christianson

Chief Accounting Officer

(Principal Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), I, the undersigned Chief Executive Officer of Graymark Healthcare, Inc. (the “Company”), hereby certify that, to the best of my knowledge, the Quarterly Report on Form 10-Q of the Company for the period ended June 30, 2012 (the “Quarterly Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 14, 2012	/S/ STANTON NELSON
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), I, the undersigned Chief Financial Officer of Graymark Healthcare, Inc. (the “Company”), hereby certify that, to the best of my knowledge, the Quarterly Report on Form 10-Q of the Company for the period ended June 30, 2012 (the “Quarterly Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 14, 2012	/S/ MARK R. KIDD
Chief Financial Officer (Principal Financial Officer)

EXHIBIT 32.3

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), I, the undersigned Chief Accounting Officer of Graymark Healthcare, Inc. (the “Company”), hereby certify that, to the best of my knowledge, the Quarterly Report on Form 10-Q of the Company for the period ended June 30, 2012 (the “Quarterly Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 14, 2012	/S/ GRANT A. CHRISTIANSON
Chief Accounting Officer (Principal Accounting Officer)